Gardner Denver

INC

ARS



04021023

P.E.
12-31-03



RECD S.E.C.
MAR 2 6 2004
1086

1-13215

PROCESSED
MAR 2 9 2004
THOMSON
FINANCIAL

2003 ANNUAL REPORT

Gardner Denver

Gardner Denver is an international leader in manufacturing compressors, blowers and pumps for industrial and petroleum applications. The acquisition of Syltone plc in January 2004 broadened our ability to design, manufacture and service specialty equipment for the international transportation and fluid transfer industries. Positioned as a strong global competitor, we continue to center our efforts on the following six strategies for growth:

- *Acquire complementary products*
- *Pursue international markets*
- *Embrace new technologies*
- *Reduce costs*
- *Accelerate new product development*
- *Manufacture proprietary products*

Industries Served

(2003 revenues by end user, pro forma for Syltone)



U.S. and Non-U.S. Revenues

(dollars in millions)



Financial Highlights

(dollars in millions, except per share amounts)	2003	2002	% Change	9-year CAGR[1]
Revenues				
Compressed Air Products	**$369.0**	350.0	5.4	10.1
Pump Products	**70.5**	68.1	3.5	13.7
Total	**439.5**	418.1	5.1	10.6
Operating Earnings				
Compressed Air Products	**27.8**	29.8	(6.7)	7.2
Pump Products	**4.1**	5.2	(21.2)	N/A[2]
Total	**31.9**	35.0	(8.9)	14.9
Operating Cash Flows	**46.3**	52.5	(11.8)	11.4
Net Income	**20.6**	19.6	5.1	31.8[3]
Diluted Earnings Per Share	**1.27**	1.22	4.1	30.0[3]
Total Assets	**589.7**	478.7	23.2	12.6
Total Stockholders' Equity	**265.9**	222.9	19.3	22.7
Capital Expenditures	**12.0**	13.6	(11.8)	12.1

(1) Compound annual growth rate (CAGR) is calculated from 1994, the year in which Gardner Denver was spun-off from Cooper Industries, Inc.

(2) 9-Year CAGR is not presented due to negative operating earnings in base year.

(3) Excludes non-recurring write-offs from base year.

Stockholders' Equity

(dollars in millions)



Diluted EPS

(dollars)



Excludes non-recurring write-offs.

Operating Cash Flows

(dollars in millions)



To Our Shareholders

Charles Dickens wrote "A Tale of Two Cities" in 1859, the same year the company that would grow to become Gardner Denver was established.

Entering 2004, as the U.S. industrial economy shows signs of recovery and demand for petroleum products continues to expand, Gardner Denver has proven its ability to successfully perform – during the best of times and the worst of times.

The Company has achieved solid growth in the best of times by identifying new markets and applications for our products. During the worst of times, we strengthened the Company by improving our balance sheet and by strategically investing to reduce our costs, develop new products and establish a global manufacturing and distribution footprint.

During 2003, weak demand impacted both sales volume and pricing, yet we improved our operations, generated strong positive cash flow from operations and increased our profitability. In our compressed air business, demand suffered from weak U.S. manufacturing capacity utilization, which reached its lowest point since 1982, but began to improve later in the year. Our pump products, which primarily serve the petroleum market, benefited from increased demand for well stimulation pumps and replacement parts as rig counts rebounded during 2003.

We repaid $30 million of debt (net of funds borrowed to complete the acquisition of Syltone plc in January 2004). We also invested approximately $12 million in capital expenditures in 2003 to continue improving our ability to serve a global market, develop new and rationalize existing products, reduce costs and implement manufacturing improvement initiatives. As a result, Gardner Denver is well positioned for continued strong cash flow and renewed profitable growth in response to improving macroeconomic trends.

Significant investments in e-commerce, further implementation of SAP, our primary information system, and re-engineered processes to reduce inventory have improved our business. We originally set a goal of increasing inventory turnover to 5 times by 2005, which would generate more than $12 million of incremental cash flow at current production levels. By the fourth quarter of 2003, inventory turnover had improved to 4.9 times.

We have also improved our cash position by reducing the number of days of sales outstanding to less than 63 days in the fourth quarter, compared to almost 65 days in the same quarter of the previous year. These improvements will serve us well as demand – and consequently receivable volume – increase. Accelerating cash flow enables us to reduce debt faster, positioning the Company for continued acquisitions and investment in new products and markets.

We have a very successful track record of integrating strategic acquisitions to maximize their value, and we recently completed our sixteenth and largest acquisition. Syltone, formerly a publicly held manufacturer based in the United Kingdom, has a strong management team, complementary products and annual sales of approximately $151 million. This advances our position as a



Ross J. Centanni
Chairman, President and Chief Executive Officer

leading global provider of compressors, blowers and related products, especially those used in the handling and transportation of dry and liquid bulk products. As we leverage the purchasing, manufacturing and distribution capabilities of Syltone with our other operations, we expect to create significant synergies, cost savings and a stronger product offering.

In addition to our strong operating cash flow, we are positioned for flexible access to capital markets for acquisitions and to pursue opportunities to generate organic growth by reaching into markets that are expanding faster than more mature economies.

We've achieved solid revenue growth in Asia over the last several years and are establishing a platform for future growth by opening a new facility near Shanghai, China. China is quickly becoming the world's factory floor, and this manufacturing boom requires equipment and support from American companies on the ground in China. The facility should be operational before the end of 2004, and will package compressors and blowers for a wide range of applications from polyethylene terephthalate (PET) bottle-blowing to wastewater treatment. Our presence in Asia also provides a more immediate cost reduction opportunity, through diversifying and reducing the cost of castings and package components for use by our U.S. and European operations.

Gardner Denver celebrates its 10th anniversary as a public company in 2004. We believe that our track record of generating cash, investing it to improve profits and creating growth opportunities is evidence of our strong business model and potential to deliver significant earnings growth. More than ever, earnings growth centers on our ability to successfully leverage our infrastructure to drive the benefits of incremental revenue to the bottom line.

Our strategies advance our objective of doubling revenues every five years through profitable growth.

In contrast to the revolutionary times of which Charles Dickens wrote, we operate in an evolutionary industry in which the effective execution of our strategies has positioned Gardner Denver to maintain financial stability through down cycles, thrive in growth cycles, and produce sustainable value over the long term. We appreciate your interest and look forward to meeting the challenges and opportunities ahead.

Ross J. Centanni
Chairman, President and Chief Executive Officer
March 2004

Gardner Denver

is positioned for strong performance as a global competitor based on our foundation of products, technology, geographic presence, market leadership and initiatives for efficiency and cost savings.

Syltone's leadership *in the transportation and bulk product handling industries broadens our access to customers in Europe and around the world. The company's strong brand and complementary product portfolio increases Gardner Denver's global market share and stature as a provider of loading and unloading solutions.*

Syltone has a broad network of manufacturing subsidiaries in England, Germany, France, Denmark, Canada and the U.S. The company also has sales, service and installation centers in Europe, Australia, Brazil and Malaysia, which reinforce our position as a leading global supplier of compressors, blowers and pumps for industrial and petroleum applications.







Gardner Denver is strategically positioned for success in the global marketplace. By executing our six strategies for growth, we are leveraging relationships and fostering an international approach to product development, product rationalization and cost reduction. Our ability to recognize and act upon opportunities is also fundamental to our future success as a global competitor.

Growing and Thinking Globally

Increasing our geographical presence provides Gardner Denver with access to new and diverse market opportunities and reduces our reliance on a single market economy.

China, in particular, continues to present key opportunities for Gardner Denver.

We have continuously increased our presence and level of commitment in various new market segments around the globe. The acquisition of Syltone in early 2004 broadens our access to markets in 40 countries on five continents, through their extensive sales offices, distributors and agent locations. Approximately eighty percent of Syltone's revenues are generated from outside of North America, increasing new market segment penetration – particularly in Europe.

Our commitment to the globalization of our business reaches beyond acquisitions. We have also concentrated on growing and expanding our sales representative and distributor teams in key growth areas. Our Blower and Pump Divisions introduced regional sales managers in Mexico to capitalize upon the government's efforts to increase drilling for local oil and gas reserves and to position Gardner Denver for other emerging opportunities in Latin America. To increase our sales and service capabilities in the rapidly growing Asian economy, we hired a Blower Division sales manager in Shanghai, China, and established a new water jetting distributor in Singapore. The Pump Division hired a sales representative in Greece to develop customer relationships within Asia and Russia and is also working to establish distributor and equipment manufacturer relationships in Russia.

China, in particular, continues to present key opportunities for Gardner Denver. China's rapidly expanding manufacturing industry is creating a strong potential customer base for centrifugal blowers for wastewater treatment applications, rotary screw compressors for general industrial plant air, and high-pressure reciprocating compressors for PET bottle-blowing installations. Some of our largest PET installations have been in China and the country's vast population presents further potential. We are also establishing a corporate purchasing presence in this region to source lower cost



materials, particularly iron castings – the largest component of our material costs.

The establishment of a new assembly facility near Shanghai in 2004 will further support our commitment to Asia and our goal to further penetrate this fast growing region. This facility provides a foothold for marketing the complete Gardner Denver product range within China and throughout the Asia Pacific Rim.

Leveraging International Relationships

Gardner Denver has always emphasized the value of building and maintaining productive working relationships with our business partners. This has become increasingly important as we continue to globalize our company and the way we conduct business.

Various distributor relationships formed throughout 2003 are helping to grow our international presence, penetrate new market segments and win new business. However, other relationships have also proven to be beneficial. Our Pump Division developed new relationships in Russia to identify potential customers and our Compressor and Blower Divisions' association with the City University of London aided in the development of our new line of global rotary screw compressors and helical screw blowers.

Gardner Denver prides itself on ensuring that relationships with all of our business partners remain mutually beneficial and productive. Our efforts in this area were recently recognized on a global scale. W.W. Grainger, Inc., a leading North American supplier of products used by businesses to maintain, repair and operate their facilities, recently named the Gardner Denver Compressor Division as a winner of its Grainger Customer Focused Quality 1 (CFQ1) award. From a field of some 1,000 suppliers around the world, we were selected as one of their 26 top performers, based on our outstanding customer service levels, including cost improvement, delivery, overall commitment, product information, quality and responsiveness.

Our strength as a global competitor also relies on our ability to work effectively with our distributors to increase sales. After teaming with a distributor in

Gardner Denver's ability *to effectively organize, coordinate and support our international team was instrumental in the restructuring of newsprint production for Stora Enso, a major paper mill in Belgium.*

Equipment reliability for Stora Enso's new newsprint machine is essential. Our equipment reduces costly waste by providing a reliable, measured source of air to safely guide any paper slack back to the appropriate reels in the process.

Our affiliate company in Finland supplied five Gardner Denver ESD 250 screw compressors, a MultiPilot compressor control system, a large capacity dew point controlled absorption dryer and a high capacity condensate handling system for the new machines, while our Belgium distributor, with support from our German sales office, provided start-up training and support.

Mexico, we began working on a joint plan to promote the use of high-pressure water to clean sugar mill equipment, in preference to environmentally unfriendly acid washes. The distributor subsequently created tailored water handling systems for the mills and we supplied the required water jetting equipment to deliver an improved and fully integrated cleaning solution.

Global Product Development, Rationalization and Cost Reduction

Gardner Denver's emphasis on growth through acquisition provides us with increased opportunities to evaluate, redesign and rationalize our product offerings.



By leveraging our most capable resources from around the world, we are creating products with global appeal.

A productive and effective approach to product development is vital to designing competitive global product offerings, which are key to our organic growth – especially during weak economic demand. Through our product development and value analysis/value engineering approach, we more effectively leverage our international skills and resources, lower our costs and achieve faster time to market.

Our Compressor Division is using this approach to develop new energy-efficient rotary screw compressors to rationalize our European and U.S. product offerings. By leveraging our most capable research, engineering, manufacturing and marketing resources from around the world, we are creating products with global appeal. This project has involved a thorough evaluation of customer needs and is being supported by worldwide customer and distributor input.

The Blower Division has combined our Lamson and Hoffman product lines to rationalize the centrifugal blower product offering. This initiative ensures only best-in-class products are globally marketed to customers and translates into lower costs as we leverage material purchases, reduce inventory, increase factory productivity and rationalize service functions.

Identifying and Acting Upon Global Opportunities

Our ability to identify and act upon opportunities within the marketplace is important to our strength as a global competitor. We continually strive to identify emerging needs and trends in order to create new opportunities to sell our products.

The rapidly increasing use of Compressed Natural Gas (CNG) as a low-cost, environmentally friendly alternative to gasoline and diesel is creating an emerging demand for our products. The European Commission recently adopted an action plan and two proposals to foster the

Worldwide sourcing *increases our international competitiveness through reduced raw material costs, greater diversity of component sources and stronger relationships in key markets.*

Our global casting team, comprised of corporate staff and key manufacturing representatives, facilitates sourcing of lower cost components from Eastern Europe, particularly Romania and the Czech Republic, as well as China, India and Korea. Only castings conforming to our strict specifications are selected.

We have increased our worldwide sourcing by strengthening our focus in Asia, particularly China, to source raw materials, predominantly iron castings, and other components. This effort includes establishing a corporate purchasing presence in Shanghai to strengthen the management of this process, develop relationships and coordinate global sourcing across divisions.

use of alternative fuels for transportation. Our Belliss & Morcom business already has CNG refueling equipment installations in Europe, North America, South America, the Middle East and Asia, which position us to take advantage of this recent acceleration in interest.

Our ability to identify and act upon opportunities within the marketplace is important to our strength as a global competitor.

Water disposal is an increasingly prevalent issue within the water jetting industry, as it is becoming more costly and time consuming to treat and safely dispose of water after use. Identifying this trend, our Pump Division teamed up with their U.S. based distributor to develop a new pump capable of delivering 50,000 pounds per square inch of water at 7 gallons per minute. This ultra high-pressure pump offers a tailored solution for surface preparation and coatings removal that allows users to complete a greater volume of work, while using less water.

Gardner Denver Wittig, our German blower manufacturing company, recently recognized the growing need for lighter liquid ring compressor vacuum pumps for drain system sludge and hazardous material suction vehicles. By leveraging our technical capabilities, engineering capacity and customer oriented product development process, we developed a smaller, lighter and more compact machine in an exceptionally short period of time. The concept of the Aqualine 1200 was initiated in March 2003, a prototype was successfully tested in July 2003 and the machines were introduced into the market in September 2003.

Gardner Denver's approach to achieving results as a global competitor utilizes a broad spectrum of skills. Our focus on leveraging resources, adopting an international approach to product development, product rationalization and cost reduction, and our ability to recognize and act upon opportunities in the global marketplace, position us for continued success.





Gardner Denver

continues to demonstrate the ability to recognize opportunity, execute effective strategies, and deliver strong performance in the global marketplace.

Our product development approach *maximizes synergies between our locations. By tapping into our strongest areas of expertise around the world, we use our research and development, engineering, technology, marketing and manufacturing capabilities to deliver well-designed, efficient products, aftermarket services and support.*

Finite Element Analysis and Computational Fluid Dynamics techniques allow us to produce virtual models, eliminating the need for multiple test machines and accelerating our product development process. We visualize, predict and resolve design issues before they occur, reducing the need for prototype building and test cycles. By electronically transferring designs between teams in different time zones, we work on them around the clock, reducing costs and increasing our speed to market.

Financial History

(dollars in thousands, except per share amounts)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Income Statement Data:					
Revenues	**$439,530**	418,158	419,770	379,358	327,067
Costs and expenses:					
Cost of sales (excluding depreciation and amortization)	**307,753**	289,631	294,249	268,290	226,550
Depreciation and amortization	**14,566**	14,139	17,567	15,881	14,222
Selling and administrative expenses	**85,326**	79,400	69,678	59,784	53,080
Interest expense	**4,748**	6,365	6,796	7,669	5,934
Other income, net	**(3,221)**	(204)	(3,203)	(2,160)	(1,876)
	409,172	389,331	385,087	349,464	297,910
Income before income taxes	**30,358**	28,827	34,683	29,894	29,157
Provision for income taxes	**9,715**	9,225	12,659	11,210	11,109
Net income	**$ 20,643**	19,602	22,024	18,684	18,048
Basic earnings per share	**$ 1.29**	1.24	1.42	1.22	1.20
Diluted earnings per share	**$ 1.27**	1.22	1.40	1.21	1.18

	December 31,				
	2003	2002	2001	2000	1999
Balance Sheet Data:					
Total assets	**$589,733**	478,730	488,688	403,881	379,419
Long-term debt (excluding current maturities)	**165,756**	112,663	160,230	115,808	114,200
Other long-term obligations	**57,116**	58,935	45,153	48,682	53,001
Stockholders' equity	**265,905**	222,923	198,728	171,148	152,609

This Income Statement and Balance Sheet Data should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements and notes thereto.

During September 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems and the Hamworthy, Belliss and Morcom compressor business. See Note 2 to the Consolidated Financial Statements.

As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets," periodic goodwill amortization ceased effective January 1, 2002. See Notes 1 and 5 to the Consolidated Financial Statements.

Management's Discussion and Analysis

The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto.

Overview

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses is affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal compressors, and positive displacement and centrifugal blowers. The primary customers and applications for Gardner Denver's compressed air products are durable and non-durable goods manufacturers; process industries such as petroleum, primary metals, pharmaceuticals, food and paper; original equipment manufacturers; manufacturers of carpet cleaning equipment, pneumatic conveying equipment and dry bulk trailers; wastewater treatment facilities; automotive service centers; and niche applications such as polyethylene terephthalate ("PET") bottle blowing, breathing air equipment and compressed natural gas. Revenues of the Compressed Air Products segment constituted approximately 84% of total revenues in 2003.

In the Pump Products segment, the Company designs, manufactures, markets and services reciprocating pumps, water jetting systems and related aftermarket parts used in oil and natural gas drilling, servicing and production, and industrial cleaning and maintenance. Typical applications for pumps include oil transfer, saltwater disposal, ammine pumping for gas processing, enhanced oil recovery, hydraulic power and other liquid transfer applications. Applications for water jetting systems include runway and shiphull cleaning, concrete demolition and metal surface preparation. Revenues of the Pump Products segment constituted approximately 16% of total revenues in 2003.

The Company sells its products through independent distributors and sales representatives, and directly to original equipment manufacturers, engineering firms, packagers and end users.

In August 2003, the Company acquired a small machine shop operation in Odessa, Texas to service and repair well stimulation and drilling pumps serving the Permian Basin. This business also has a line of pumps and uniquely designed fluid cylinders, which enhances the Company's existing product offering. This acquisition provides opportunities to strengthen relationships with existing customers and expand its share of aftermarket business in this key geographic region. The financial results of this acquisition are included in the Company's Pump Products segment.

In September 2001, the Company acquired Hoffman Air and Filtration Systems ("Hoffman") and Hamworthy, Belliss & Morcom ("Belliss & Morcom"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. The acquisition of Hoffman expanded Gardner Denver's product offering and distribution capabilities and enhanced its position as a leading international supplier of centrifugal products to the air and gas handling industry. During 2002, manufacturing of Hoffman products was transferred to the Company's existing centrifugal blower facility in Peachtree City, Georgia. Belliss & Morcom, headquartered in Gloucester, England, manufactures and distributes reciprocating air compressors used for a variety of niche applications, such as PET bottle blowing, breathing air equipment and compressed natural gas. The acquisition of Belliss & Morcom broadened the Company's range of product offerings, strengthened its distribution and service networks and increased its participation in sales of products with applications that have the potential to grow faster than the overall industrial economy. The Hoffman and Belliss & Morcom acquisitions provided growth opportunities through synergistic product lines and domestic and international market penetration and are included in the Company's Compressed Air Products segment.

The following table sets forth percentage relationships to revenues of certain income statement items for the years presented.

	Year ended December 31,		
	2003	2002	2001
Revenues	**100.0%**	100.0	100.0
Costs and expenses:			
Cost of sales (excluding depreciation and amortization)	**70.0**	69.3	70.1
Depreciation and amortization	**3.3**	3.3	4.2
Selling and administrative expenses	**19.4**	19.0	16.6
Interest expense	**1.1**	1.5	1.6
Other income, net	**(0.7)**	—	(0.8)
	93.1	93.1	91.7
Income before income taxes	**6.9**	6.9	8.3
Provision for income taxes	**2.2**	2.2	3.0
Net income	**4.7%**	4.7	5.3

Recent Developments

On January 2, 2004, the Company effectively acquired Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. The purchase price of £61.2 million (approximately $109.2 million) including assumed bank debt (net of cash acquired) was paid in the form of cash (£43.1 million), new loan notes (£5.2 million) and the assumption of Syltone's existing bank debt, net of cash (£12.9 million). The cash portion of the purchase price was funded from the Company's existing revolving credit line and cash reserves. The loan notes are unsecured and bear interest payable every six months, in arrears, at a rate per annum of one-half of one percent below the British pound based London Interbank Offered Rate for six-month deposits. The loan notes are redeemable at par at the option of the loan noteholder, in whole or in part, on any interest payment date falling on or after December 31, 2004. If at any time the aggregate nominal amount of all loan notes outstanding is £0.5 million or less, the Company has the right to redeem all of the outstanding loan notes. Any loan notes outstanding on June 30, 2009 will be redeemed in full, together with interest on that day.

Syltone, headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product line. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of £84.4 million and £6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/£) for the twelve months ended September 30, 2003. Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Of the total sales to Europe, approximately 38% are to the U.K., 18% to France, 11% to Germany and 33% to other European countries. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

The acquisition of Syltone strengthens the Company's position, particularly in Europe, as the leading global provider of bulk handling solutions for the commercial transportation industry. Syltone's emphasis on systems-oriented handling solutions expands the Company's product offering and manufacturing capabilities and provides incremental growth opportunities. In addition, Syltone's installation and aftermarket capabilities are expected to strengthen the Company's distribution and service networks. Through the acquisition of Syltone, the Company expanded its product line to include loading arms. The Company views loading arms as an attractive market segment given its stability in developed regions where product demand is driven primarily by replacement activity, and its growth potential in emerging economies that are expanding their transportation infrastructure.

Year ended December 31, 2003, compared with year ended December 31, 2002

Revenues

Revenues increased $21.3 million to $439.5 million in 2003, compared to $418.2 million in 2002, primarily due to changes in currency exchange rates. Revenues outside the United States, as a percentage of total revenues, increased to 42% in 2003, compared to 37% in 2002. This increase is due to changes in currency exchange rates (primarily the euro and British pound) and volume increases in Asia and Canada.

Revenues for the Compressed Air Products segment increased $19.0 million (5%) to $369.0 million in 2003, compared to $350.0 million in 2002. Revenues in this segment increased approximately $17.3 million due to changes in currency exchange rates. Increased prices contributed approximately $2.6 million but were partially offset by lower volumes of centrifugal blowers.

Revenues in the Pump Products segment increased $2.4 million (4%) to $70.5 million in 2003, compared to $68.1 million in 2002. Volume increases contributed approximately 3 percentage points of the change primarily due to increased shipments of well stimulation pumps and petroleum pump parts which was partially offset by lower drilling pump shipments. Increased prices contributed the remaining 1 percentage point increase. In 2002, Pump Products segment revenues were supported by drilling pump backlog carried over from 2001 orders.

Costs and Expenses

During the fourth quarter of 2003, the Company announced and initiated restructuring plans to eliminate redundant manufacturing capacity, streamline operations and reduce costs. These activities represent further integration of previously completed acquisitions, which the Company expects will better leverage existing manufacturing facilities. As a result of the restructuring, the Company expects to realize a net reduction in headcount of approximately 80 personnel (approximately 4% of its workforce as of September 30, 2003) by the end of 2005. The substantial majority of this headcount reduction was realized during the fourth quarter of 2003. As part of the restructuring program, the Company refocused the marketing strategies of its German blower business to place more emphasis on the truck blower market rather than industrial applications for its products. In addi-

tion, the Company exited the marketing and manufacturing of certain highly engineered compressor packages in the U.K. and U.S. The Company also announced its plan to implement new manufacturing processes and systems improvements to reduce inventory and its intent to establish a compressor packaging and assembly operation in China. The aggregate financial impact of these profitability improvement programs (restructuring plans, inventory reduction plan and establishment of China operations) resulted in a reduction in diluted earnings per share of approximately $0.12 in the fourth quarter of 2003.

Atchison Casting Corporation, the Company's largest supplier of iron castings in 2002, downsized and subsequently closed its LaGrange, Missouri foundry ("LaGrange Foundry") in the second half of 2002. As a result, the Company implemented its previously developed contingency plan to secure alternate supply sources. There was a negative impact on the Company's financial performance (estimated at $0.04-$0.05 and $0.01-$0.03 diluted earnings per share in 2003 and 2002, respectively) as additional costs were incurred to expedite delivery of castings from new suppliers and accelerate depreciation expense of pattern modification charges from alternate casting suppliers who are no longer servicing the Company. The changes related to the LaGrange Foundry closure have been completed and the Company expects to benefit going forward from reduced material costs from alternate suppliers. At the same time, the Company anticipates that it will need to address some residual problems in 2004 as it rebalances its casting supply chain while dealing with suppliers that are experiencing lower volumes, high fixed cost structures and increased competitive pressures.

Gross margin (defined as revenues less cost of sales) in 2003 increased $3.3 million (3%) to $131.8 million compared to $128.5 million in 2002. Gross margin as a percentage of revenues (gross margin percentage) decreased to 30.0% in 2003 from 30.7% in 2002. This decrease in the gross margin percentage was principally attributable to charges to cost of sales of $2.1 million incurred in conjunction with implementing the profitability improvement programs discussed above. This factor contributed 0.5 percentage points of the 0.7 percentage point decrease in gross margin as a percentage of revenues. Unfavorable sales mix (including a lower proportion of drilling pump and centrifugal blower sales which generate higher gross margins, and a higher proportion of compressor package sales, which generate lower gross margins), and incremental costs associated with the disruption in the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by cost reduction efforts, including continued acquisition integration.

Selling and administrative expenses increased in 2003 by 7% to $85.3 million from $79.4 million in 2002, primarily due to changes in currency exchange rates. Selling and administrative expenses increased 4% due to changes in currency exchange rates and 1% due to expenses associated with the profitability improvement programs. The remaining increase of 2% was primarily attributable to higher compensation and postretirement expenses, which were partially offset by lower medical costs and other cost reduction efforts, including continued acquisition integration. As a percentage of revenues, selling and administrative expenses were 19.4% in 2003, compared to 19.0% in 2002. The increase in this ratio was primarily attributable to the factors discussed above, partially offset by the impact of higher revenues.

Compressed Air Products' operating earnings (defined as revenues less cost of sales, depreciation and amortization, and selling and administrative expenses) decreased $2.0 million (7%) to $27.8 million, compared to $29.8 million in 2002. This decrease was primarily attributable to $2.7 million of charges incurred in the fourth quarter of 2003 for the profitability improvement programs. Higher compensation, postretirement and warranty expenses combined with costs associated with the disruption within the Company's casting supply chain also contributed to this decrease. These negative factors were partially offset by changes in currency exchange rates, lower medical costs and cost reductions efforts, including continued acquisition integration. As a percentage of revenues, operating earnings decreased to 7.5% in 2003, compared to 8.5% in 2002, as a result of the factors noted above. The expenses incurred in the fourth quarter of 2003 related to implementing the profitability improvement programs contributed 0.8 percentage points of this 1.0 percentage point decrease in operating earnings as a percentage of revenues.

Operating earnings for the Pump Products segment decreased $1.1 million to $4.1 million in 2003, a 21% decrease from $5.2 million in 2002. This decrease was primarily attributable to a less favorable sales mix due to a lower proportion of revenues from drilling pumps, which generate higher margins than other pump products. Higher compensation and postretirement expenses also contributed to this decrease. As a percentage of revenues, operating earnings for this segment decreased to 5.8% in 2003, compared to 7.6% in 2002, as a result of the factors noted above.

Interest expense decreased $1.6 million (25%) to $4.7 million for 2003, compared to $6.4 million in 2002, due to lower average borrowings and interest rates. The average interest rate for 2003 was 3.9% compared to 4.4% in 2002. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

Other income, net increased $3.0 million to $3.2 million in 2003 compared to $0.2 million in 2002, due to an unrealized currency transaction gain of $3.2 million recorded in the fourth quarter of 2003. This gain related to a portion of the proceeds from U.S. dollar borrowings, which were converted to British pounds in November 2003 and appreciated in U.S. dollars prior to being used to consummate the Syltone acquisition in January 2004. See Note 16 to the Consolidated Financial Statements for further information on the Syltone acquisition.

Income before income taxes increased $1.5 million (5%) to $30.4 million in 2003 from $28.8 million in 2002. This increase was primarily the result of the unrealized currency transaction

gain, lower interest expense and changes in currency exchange rates discussed above. These positive factors were partially offset by the lower operating earnings in each segment.

The provision for income taxes increased by $0.5 million (5%) to $9.7 million in 2003, compared to $9.2 million in 2002, as a result of the higher income before taxes. The Company's effective tax rate was 32% in both years.

Net income increased $1.0 million (5%) to $20.6 million ($1.27 diluted earnings per share) in 2003, compared to $19.6 million ($1.22 diluted earnings per share) in 2002. Net income included $0.2 million ($0.02 diluted earnings per share) and $0.3 million ($0.02 diluted earnings per share) in after-tax LIFO income in 2003 and 2002, respectively. The increase in net income was primarily attributable to the same factors that resulted in increased income before taxes discussed above. Changes in currency exchange rates also contributed favorably by increasing net income by approximately $0.8 million in 2003.

Outlook

In 2003, orders for compressed air products were $352.7 million, compared to $347.9 million in 2002. Order backlog for the Compressed Air Products segment was $48.7 million as of December 31, 2003, compared to $58.7 million as of December 31, 2002. The favorable impact of changes in currency exchange rates was approximately $16.6 million and $2.9 million for compressed air products orders and backlog, respectively, for the year ended and as of December 31, 2003. Excluding this impact, the decrease in orders and backlog compared to the prior year is primarily due to softer U.S. and European industrial economies combined with the Company's exit from the marketing and manufacture of certain highly engineered compressor packages in the U.K. and U.S. as discussed above.

Because air is often used as a fourth utility in the manufacturing process, demand for compressed air products is generally correlated to manufacturing capacity utilization rates and the rate of change of industrial equipment production. Over longer time periods, demand also follows the economic growth patterns indicated by the rates of change in the Gross Domestic Product. These indicators have been relatively weak in both 2003 and 2002 but improved in the second half of 2003. As a result, orders for compressed air products are anticipated to improve gradually in 2004 as the U.S. industrial economy recovers.

Demand for pump products, which are primarily petroleum related, has historically corresponded to market conditions and expectations for oil and natural gas prices. Orders for pump products were $72.9 million in 2003, an increase of $18.8 million (35%) compared to $54.1 million in 2002. Order backlog for the Pump Products segment was $9.7 million at December 31, 2003, compared to $6.6 million as of December 31, 2002, representing a 47% increase. The increase in orders and backlog is primarily due to increased demand for well stimulation pumps and petroleum pump parts. Future increases in demand for these products will likely be dependent upon rig counts and oil and natural gas prices, which the Company cannot predict.

Year ended December 31, 2002, compared with year ended December 31, 2001

Revenues

Revenues declined slightly to $418.2 million in 2002, compared to $419.8 million in 2001. Excluding incremental revenue from acquisitions completed since August 2001, which added $54.1 million to revenues in 2002, revenues decreased $55.7 million as compared to 2001. Revenues outside the United States, as a percentage of total revenues, increased to 37% in 2002, compared to 30% in 2001. This increase is primarily due to the Belliss & Morcom acquisition, which strengthened the Company's presence in Europe and Asia.

Revenues in the Compressed Air Products segment increased $42.0 million (14%) in 2002 to $350.0 million, compared to $308.0 million in 2001. This increase is primarily due to acquisitions ($54.1 million), changes in currency exchange rates ($4.5 million) and price increases ($3.1 million). Excluding these favorable factors, revenues declined $19.7 million (6%) due to softness in the U.S. and European industrial markets, which weakened demand for compressors and blowers.

Revenues in the Pump Products segment declined $43.6 million (39%) to $68.1 million in 2002, compared to $111.7 million in 2001. This decline resulted from depressed demand for petroleum pump products, due to reduced rig counts, which began negatively impacting order rates in the second half of 2001. Changes in revenues related to price increases were not significant.

Costs and Expenses

Gross margin in 2002 increased $3.0 million (2%) to $128.5 million, from $125.5 million in 2001. Gross margin percentage increased to 30.7% in 2002 from 29.9% in 2001, primarily due to an overall favorable sales mix change (including a lower proportion of Pump Product segment sales, which generate lower gross margins than the Compressed Air Products segment). The incremental impact of acquisitions, lower warranty expense in the Compressed Air Products segment and ongoing cost reduction projects, including acquisition integration efforts, also contributed to this increase. In 2002, gross margin was enhanced $0.4 million as a result of the liquidation of LIFO inventory layers, compared to $0.5 million in 2001.

Depreciation and amortization decreased 20% to $14.1 million in 2002, compared to $17.6 million in 2001. This decrease was due

to the adoption of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002, which eliminated goodwill amortization of $4.4 million. This decrease was partially offset by the amortization of intangible assets (other than goodwill) related to the 2001 acquisitions.

Selling and administrative expenses increased in 2002 by 14% to $79.4 million from $69.7 million in 2001 due to acquisitions and unfavorable foreign currency exchange rates. Excluding acquisitions ($10.6 million) and currency exchange rate effects ($0.9 million), selling and administrative expenses decreased approximately 3% in 2002, due to cost reduction efforts, including acquisition integration, which were partially offset by higher fringe benefit costs (medical, pension and other postretirement benefits). As a percentage of revenues, selling and administrative expenses were 19.0% in 2002, compared to 16.6% in 2001. The increase in this ratio was attributable to the decline in revenues excluding acquisitions. Acquisitions also contributed to this increase as they currently have higher selling and administrative expenses as a percentage of revenues than the Company's previously existing operations.

Compressed Air Products' operating earnings increased $7.6 million (34%) to $29.8 million, compared to $22.2 million in 2001. This increase was primarily attributable to the incremental impact of acquisitions, the cessation of goodwill amortization, reduced warranty expense and ongoing cost reduction efforts. These positive factors were partially offset by the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base (excluding acquisitions) and higher fringe benefit costs. As a percentage of revenues, operating earnings increased to 8.5% in 2002, compared to 7.2% (8.4% excluding goodwill amortization) in 2001, as a result of the factors noted above.

Operating earnings for the Pump Products segment decreased $10.9 million to $5.2 million in 2002, a 68% decrease from $16.1 million in 2001, primarily due to the decrease in revenues. As a percentage of revenues, operating earnings for this segment decreased to 7.6% in 2002, compared to 14.4% (15.1% excluding goodwill amortization) in 2001. This decrease was primarily attributable to the negative impact of decreased leverage of the segment's fixed and semi-fixed costs over a lower revenue base. The cessation of goodwill amortization partially offset this negative factor.

Interest expense decreased $0.4 million (6%) to $6.4 million for 2002, compared to $6.8 million in 2001, as lower average interest rates were partially offset by higher average borrowings (due to businesses acquired in 2001). The average interest rate for 2002 was 4.4%, compared to 5.4% for 2001. See Note 9 to the Consolidated Financial Statements for further information on the Company's borrowing arrangements.

In 2001, other income, net included approximately $2.1 million from litigation settlement proceeds and $0.5 million from interest income related to finalization of an income tax settlement with the Internal Revenue Service. Excluding the impact of these non-recurring items, the majority of the decline in other income was due to currency transaction losses recorded in 2002, generated from U.S. dollar denominated monetary assets of foreign subsidiaries.

Income

Income before income taxes decreased $5.9 million (17%) to $28.8 million in 2002 from $34.7 million in 2001. This decrease was primarily the result of decreased leverage of fixed costs over a lower revenue base (excluding acquisitions) for both segments and the non-recurring gains included in 2001 other income mentioned above. These factors were partially offset by the cessation of goodwill amortization.

The provision for income taxes decreased by $3.5 million to $9.2 million in 2002 compared to $12.7 million in 2001, as a result of lower income before taxes and a lower overall effective tax rate. The Company's effective tax rate was 32.0% in 2002, compared to 36.5% in 2001. This decrease was primarily attributable to the cessation of non-deductible goodwill amortization. A higher proportion of Extraterritorial Income Exclusion (EIE) benefit from U.S. export sales relative to pretax income and a higher proportion of income derived from lower taxed non-U.S. jurisdictions also contributed to this decline.

Net income decreased $2.4 million (11%) to $19.6 million ($1.22 diluted earnings per share) in 2002, compared to $22.0 million ($1.40 diluted earnings per share) in 2001. In both 2002 and 2001, net income included $0.3 million in after-tax LIFO income ($0.02 diluted earnings per share). The decrease in net income was primarily attributable to the same factors that resulted in decreased income before taxes noted above.

Liquidity and Capital Resources

Operating Working Capital

During 2003, operating working capital (defined as receivables plus inventories, less accounts payable and accrued liabilities) decreased $3.6 million as reductions in inventory and increases in accounts payable and accrued liabilities were partially offset by higher receivables. These changes were a result of the increased activity levels in the fourth quarter of 2003 (revenues and cost of sales increased 12% compared to the fourth quarter of 2002) combined with improved management of inventory and collection of accounts receivable. Inventory turnover improved to 4.9 at December 31, 2003, compared to 4.2 at December 31, 2002. Days sales outstanding improved to 63 days at December 31, 2003, compared to 65 days at December 31, 2002.

Cash Flows

During 2003, the Company generated cash flows from operations totaling $46.3 million, a decrease of $6.2 million (12%) compared to 2002. This decrease was primarily the result of a less favorable change in operating working capital, partially offset by higher net income in 2003. During 2003, the Company made principal payments of $59.5 million and borrowed $122.0 million under its credit facilities. Borrowings included $92.0 million during the fourth quarter of 2003, which was used to demonstrate the Company's ability to finance and complete the acquisition of Syltone. See Note 16 to the Consolidated Financial Statements for additional information regarding the Syltone acquisition. The effect of exchange rate changes on cash and cash equivalents was $10.7 million in 2003 compared to $2.6 in 2002. This increase is due to a significant strengthening of the euro and British pound against the U.S. dollar during 2003, combined with the fact that the Company had significant British pound denominated cash and cash equivalents during the fourth quarter of 2003 to fund the Syltone acquisition, as noted above. The cash flows provided by operating and financing activities and used in investing activities, combined with the effect of exchange rate changes, resulted in a net cash increase of $107.1 million during 2003.

Capital Expenditures and Commitments

Capital projects designed to increase operating efficiency and flexibility, expand production capacity and increase product quality resulted in expenditures of $12.0 million in 2003, compared to $13.6 million in 2002. This decrease was primarily due to the timing of capital projects. Commitments for capital expenditures at December 31, 2003 totaled $10.4 million. Capital expenditures related to environmental projects have not been significant in the past and are not expected to be significant in the foreseeable future.

In October 1998, Gardner Denver's Board of Directors authorized the repurchase of up to 1,600,000 shares of the Company's common stock to be used for general corporate purposes. Approximately 200,000 shares remain available for repurchase under this program. The Company has also established a Stock Repurchase Program for its executive officers to provide a means for them to sell Gardner Denver common stock and obtain sufficient funds to meet income tax obligations which arise from the exercise or vesting of incentive stock options, restricted stock or performance shares. The Gardner Denver Board has authorized up to 400,000 shares for repurchase under this program, and of this amount, approximately 200,000 shares remain available for repurchase. During 2003, no shares were repurchased under these repurchase programs.

As of December 31, 2003, a total of 1,572,542 shares have been repurchased at a cost of $22.8 million under both repurchase programs. In 2003, the Company also acquired 5,509 shares of its common stock, valued at $0.1 million, which were tendered for the exercise of stock options.

Liquidity

On March 6, 2002, the Company amended and restated its Revolving Line of Credit Agreement (the "Credit Line"), increasing the aggregate borrowing capacity to $150 million and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The Credit Line requires no principal payments during the term of the agreement and is due upon final maturity. On December 31, 2003, the Credit Line had an outstanding balance of $114.0 million, leaving $36.0 million available for future use or for letters of credit.

The amended and restated agreement also provided for an additional $50 million Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under an Interim Credit Agreement. The five-year Term Loan requires principal payments of $2.5 million in years one and two, and $15 million in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

The Company's borrowing arrangements are generally unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of its credit arrangements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On September 24, 2003, the Company filed with the Securities and Exchange Commission ("SEC") a shelf registration statement regarding $150 million of its securities. The registration statement has since been declared effective by the SEC and allows the Company to complete one or more offerings of its common stock, preferred stock, debt securities or warrants. The Company intends to use the net proceeds from any offering for acquisitions, capital expenditures, repayment of borrowings, working capital and other general corporate purposes.

Management currently expects the Company's cash flows in 2004 to be sufficient to fund its scheduled debt service and provide required resources for working capital and capital investments.

Contractual Obligations

At December 31, 2003, certain of the Company's contractual obligations, including estimated payments due by period, are as follows (dollars in thousands):

		Payments Due by Period			
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Contractual obligations					
Long-term debt	$182,631	$16,875	$154,000	$3,750	$ 8,006
Operating leases	17,409	3,469	4,932	2,861	6,147
Purchase obligations	35,258	35,210	48	—	—
Total	$235,298	$55,554	$158,980	$6,611	$14,153

Purchase obligations consist primarily of inventory purchases made in the normal course of business to meet operational requirements. The above table does not include $57.1 million of other non-current liabilities recorded in the balance sheet, which primarily consists of pension and other postretirement liabilities, because the timing of payments related to such liabilities is uncertain.

Market Risk

The Company is exposed to market risk related to changes in interest rates as well as European and other foreign currency exchange rates, and selectively uses derivative financial instruments, including forwards and swaps, to manage these risks. The Company does not hold derivatives for trading purposes. The value of market-risk sensitive derivatives and other financial instruments is subject to change as a result of movements in market rates and prices. Sensitivity analysis is one technique used to evaluate these impacts. Based on a hypothetical ten percent change in interest rates or ten percent weakening in the U.S. dollar across relevant foreign currencies, principally the euro and British pound, the potential losses in future earnings, fair value and cash flows are not material to the Company.

Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the substantial majority of the plaintiffs are not physically impaired with a disease attributable to the alleged exposure.

Predecessors to the Company manufactured, distributed and sold the products allegedly at issue in the pending asbestos and silicosis litigation lawsuits. The Company has potential responsibility for certain contingent liabilities with respect to these products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company, nor its predecessors, ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos containing components used in the products at issue were completely encapsulated in a protective non-asbestos binder and enclosed within the subject products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending, and future, asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the substantial majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to the inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

New Accounting Standards

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures in Note 1 to the Consolidated Financial Statements.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. This issue

addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the third quarter of 2003. The Company has adopted the provisions of EITF 00-21, which did not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises of variable interest entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the interest entities do not effectively disperse risks among the parties involved. This interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no variable interest entities and has adopted this interpretation which did not have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted this statement which did not have a material impact on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the statement also requires disclosures of various elements of pension and other postretirement benefit costs on an interim basis. The Company has adopted SFAS No. 132 (revised) and included the required disclosures in Note 7 to the Consolidated Financial Statements.

Critical Accounting Policies

Management has evaluated the accounting policies used in the preparation of the Company's financial statements and related notes and believes those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. The most significant areas involving management judgments and estimates are described below. Management believes that the amounts recorded in the Company's financial statements related to these areas are based on their best judgments and estimates, although actual results could differ materially under different assumptions or conditions.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2003, $40.4 million (63%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis with the remaining $23.9 million (37%) accounted for on a last-in, first-out (LIFO) basis. Management regularly reviews inventory for obsolescence to determine whether a write-down is necessary. Various factors are considered in making this determination, including recent sales history and predicted trends, industry market conditions and general economic conditions.

Goodwill and Other Intangibles

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2003, the Company completed its annual impairment test and determined that no impairment existed. While management believes that its estimates of fair value are reasonable, different assumptions regarding such factors as product volumes, selling price changes, labor and material cost changes, interest rates and productivity could affect such valuations.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include discount rate, rate of compensation increases, expected rates of return on plan assets and expected health care trend rates. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and amortized over future periods. While management believes that the assumptions are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and other postretirement benefit obligations and future expense (or income). In addition, due to the significant declines in the financial markets during the past few years, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2003. As a result, the Company has recorded a cumulative reduction to stockholders' equity (accumulated other comprehensive income) in the amount of $5.2 million (after tax) as of December 31, 2003. This non-cash reduction in stockholders' equity did not impact the Company's compliance with its existing debt covenants and could be reversed in future periods if a combination of factors, including interest rate increases, improved investment results and contributions, cause the pension plans to return to or exceed fully funded status. However, depending upon the performance of the equity and bond markets in 2004 and beyond, the Company could also be required to record additional charges to stockholders' equity in the future. Due to the market trends of the past few years (i.e., lower interest rates and asset returns and increasing health care costs) and lower amortization gains from prior service costs, pension and other postretirement benefit expense is expected to increase by approximately $1.2 million in 2004 (excluding the incremental expense associated with the Syltone acquisition).

Cautionary Statements Regarding Forward-Looking Statements

All of the statements in this Annual Report to Stockholders, other than historical facts, are forward looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements made in the Chairman's Letter, the remainder of the narrative/non-financial portions of the Annual Report and in Management's Discussion and Analysis, particularly under the caption "Outlook." As a general matter, forward-looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the Company. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward-looking statements: (1) the ability to maintain and to enter into key purchasing, supply and outsourcing relationships; (2) the ability to effectively manage the transition of iron casting supply to alternate sources and the skill, commitment and availability of such alternate sources; (3) the ability to identify, negotiate and complete future acquisitions; (4) the speed with which the Company is able to integrate acquisitions and realize the related financial benefits; (5) the successful implementation of other strategic initiatives, including, without limitation, restructuring plans, inventory reduction programs and other cost reduction efforts; (6) the domestic and/or worldwide level of oil and natural gas prices and oil and gas drilling and production, which affect demand for the Company's petroleum products; (7) changes in domestic and/or worldwide industrial production and industrial capacity utilization rates, which affect demand for the Company's compressed air products; (8) pricing of the Company's products; (9) the degree to which the Company is able to penetrate niche and international markets; (10) changes in currency exchange rates (primarily between the U.S. dollar, the euro and the British pound); (11) changes in interest rates; (12) the ability to attract and retain quality management personnel; (13) market performance of pension plan assets and changes in discount rates used for actuarial assumptions in pension and other postretirement obligation and expense calculations; (14) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against the Company; (15) the development and acceptance of the Company's new product offerings; and (16) the continued successful implementation and utilization of the Company's electronic services.

The Company does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future.

Report of Management

The Company's management is responsible for the integrity and accuracy of the financial statements. Management believes that the financial statements have been prepared in conformity with appropriate accounting principles generally accepted in the United States. In preparing the financial statements, management makes informed judgments and estimates, where necessary, to reflect the expected effects of events and transactions that have not been completed. The Company believes that its disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and communicated to management and reported within the required time periods.

In meeting its responsibility for the reliability of the financial statements, management relies on a system of internal accounting controls. This system is designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. The design of this system recognizes that errors or irregularities may occur and that estimates and judgments are required to assess the relative cost and expected benefits of the controls. Management believes that the Company's accounting controls provide reasonable assurance that errors or irregularities that could be material to the financial statements are prevented or would be detected within a timely period.

The Audit and Finance Committee of the Board of Directors (the "Committee"), which is comprised solely of Directors who are not employees of the Company, is responsible for overseeing the Company's financial reporting process. The Committee meets with management and internal audit periodically to review their activities and ensure that management and internal audit are properly discharging their responsibilities. The Committee also meets periodically with the independent auditors, who are responsible to the Committee and the Board of Directors, to discuss the quality and acceptability of the Company's financial reporting and internal controls, as well as non-audit-related services.

The independent auditors are engaged to express an opinion on the Company's consolidated financial statements. Their opinion is based on procedures which they believe to be sufficient to provide a reasonable basis that the financial statements, in all material respects, are fairly presented in conformity with accounting principles generally accepted in the United States.



Ross J. Centanni
Chairman, President and
Chief Executive Officer



Philip R. Roth
Vice President, Finance and
Chief Financial Officer

Reports of Independent Public Accountants

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Gardner Denver, Inc. for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements, before the addition of the transitional disclosures detailed in Note 5, in their report dated February 6, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As detailed in Note 5, the December 31, 2001 consolidated financial statements, which were audited by other auditors who have ceased operations, include the addition of the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company in the year ending December 31, 2002. In our opinion, the disclosures for December 31, 2001 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the December 31, 2001 consolidated financial statements of Gardner Denver, Inc. and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2001 consolidated financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri
January 30, 2004

This is a copy of a report previously issued by Arthur Andersen LLP, which has ceased operations, and has not been reissued by Arthur Andersen LLP.

To the Board of Directors and Stockholders of Gardner Denver, Inc.

We have audited the accompanying consolidated balance sheets of Gardner Denver, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gardner Denver, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

St. Louis, Missouri
February 6, 2002
(except with respect to the matter discussed in Note 9, as to which the date is March 6, 2002)

Consolidated Statements of Operations

(dollars in thousands, except per share amounts)

	Year ended December 31,		
	2003	2002	2001
Revenues	**$439,530**	418,158	419,770
Costs and expenses:			
Cost of sales (excluding depreciation and amortization)	**307,753**	289,631	294,249
Depreciation and amortization	**14,566**	14,139	17,567
Selling and administrative expenses	**85,326**	79,400	69,678
Interest expense	**4,748**	6,365	6,796
Other income, net	**(3,221)**	(204)	(3,203)
	409,172	389,331	385,087
Income before income taxes	**30,358**	28,827	34,683
Provision for income taxes	**9,715**	9,225	12,659
Net income	**$ 20,643**	19,602	22,024
Basic earnings per share	**$ 1.29**	1.24	1.42
Diluted earnings per share	**$ 1.27**	1.22	1.40

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

(dollars in thousands, except per share amounts)

	December 31,	
	2003	2002
Assets		
Current assets:		
Cash and equivalents	**$132,803**	25,667
Receivables (net of allowances of $4,534 in 2003 and $5,279 in 2002)	**81,345**	74,490
Inventories, net	**64,327**	67,448
Deferred income taxes	**3,652**	5,902
Other current assets	**5,682**	4,268
Total current assets	**287,809**	177,775
Property, plant and equipment, net	**75,428**	76,162
Goodwill	**205,488**	201,761
Other intangibles, net	**10,341**	9,418
Deferred income taxes	**5,374**	10,160
Other assets	**5,293**	3,454
Total assets	**$589,733**	478,730
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	**$ 16,875**	7,500
Accounts payable and accrued liabilities	**84,081**	76,709
Total current liabilities	**100,956**	84,209
Long-term debt, less current maturities	**165,756**	112,663
Postretirement benefits other than pensions	**32,110**	34,539
Other liabilities	**25,006**	24,396
Total liabilities	**323,828**	255,807
Stockholders' equity:		
Common stock, $0.01 par value; 50,000,000 shares authorized; 16,117,026 and 15,942,138 shares outstanding in 2003 and 2002, respectively	**178**	177
Capital in excess of par value	**174,474**	171,047
Retained earnings	**102,307**	81,664
Accumulated other comprehensive income (loss)	**14,893**	(4,146)
Treasury stock at cost, 1,721,862 and 1,716,353 shares in 2003 and 2002, respectively	**(25,947)**	(25,819)
Total stockholders' equity	**265,905**	222,923
Total liabilities and stockholders' equity	**$589,733**	478,730

The accompanying notes are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

(dollars in thousands)

	Common Stock	Capital In Excess of Par Value	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
Balance January 1, 2001	$170	160,343	(24,508)	40,038	(4,895)	171,148	
Stock issued for benefit plans and options	4	5,919				5,923	
Treasury stock			(1,094)			(1,094)	
Net income				22,024		22,024	22,024
Foreign currency translation adjustments					727	727	727
							22,751
Balance December 31, 2001	$174	166,262	(25,602)	62,062	(4,168)	198,728	
Stock issued for benefit plans and options	3	4,785				4,788	
Treasury stock			(217)			(217)	
Net income				19,602		19,602	19,602
Foreign currency translation adjustments					8,482	8,482	8,482
Minimum pension liability adjustments, net of tax of $4,976					(8,460)	(8,460)	(8,460)
							19,624
Balance December 31, 2002	$177	171,047	(25,819)	81,664	(4,146)	222,923	
Stock issued for benefit plans and options	**1**	**3,427**				**3,428**	
Treasury stock			**(128)**			**(128)**	
Net income				**20,643**		**20,643**	**20,643**
Foreign currency translation adjustments					**15,734**	**15,734**	**15,734**
Minimum pension liability adjustments, net of tax of $(1,678)					**3,305**	**3,305**	**3,305**
							39,682
Balance December 31, 2003	**$178**	**174,474**	**(25,947)**	**102,307**	**14,893**	**265,905**	

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

(dollars in thousands)

	Year ended December 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income	**$ 20,643**	19,602	22,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**14,566**	14,139	17,567
Unrealized foreign currency transaction gain	**(3,212)**	—	—
Net (gain)/loss on asset dispositions	**(370)**	(20)	46
LIFO liquidation income	**(367)**	(394)	(502)
Stock issued for employee benefit plans	**2,434**	2,342	2,471
Deferred income taxes	**5,724**	2,455	615
Changes in assets and liabilities:			
Receivables	**(3,568)**	13,321	6,105
Inventories	**7,270**	11,254	1,200
Accounts payable and accrued liabilities	**4,095**	(9,313)	(4,294)
Other assets and liabilities, net	**(932)**	(905)	(1,079)
Net cash provided by operating activities	**46,283**	52,481	44,153
Cash flows from investing activities:			
Capital expenditures	**(11,950)**	(13,641)	(11,524)
Disposals of property, plant and equipment	**1,959**	200	97
Foreign currency hedging transactions	**—**	(5)	(31)
Business acquisitions, net of cash acquired	**(2,402)**	—	(82,907)
Other	**(516)**	—	—
Net cash used in investing activities	**(12,909)**	(13,446)	(94,365)
Cash flows from financing activities:			
Principal payments on long-term debt	**(59,532)**	(109,442)	(90,151)
Proceeds from long-term debt	**122,000**	62,000	139,000
Proceeds from stock options	**993**	2,446	3,452
Purchase of treasury stock	**(128)**	(217)	(1,094)
Other	**(302)**	(754)	(421)
Net cash provided by (used in) financing activities	**63,031**	(45,967)	50,786
Effect of exchange rate changes on cash and equivalents	**10,731**	2,619	(833)
Increase (decrease) in cash and equivalents	**107,136**	(4,313)	(259)
Cash and equivalents, beginning of year	**25,667**	29,980	30,239
Cash and equivalents, end of year	**$132,803**	25,667	29,980

The accompanying notes are an integral part of these statements.

(dollars in thousands, except per share amounts or amounts described in millions)

Note 1: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements reflect the operations of Gardner Denver, Inc. ("Gardner Denver" or the "Company") and its subsidiaries. Certain prior year amounts have been reclassified to conform with current year presentation.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

Assets and liabilities of the Company's foreign operations are translated at the exchange rate in effect at the balance sheet date, while revenues and expenses are translated at average rates prevailing during the year. Translation adjustments are reported in accumulated other comprehensive income (loss), a separate component of stockholders' equity.

Revenue Recognition

The Company recognizes product revenue when the products are shipped and title passes to the customer and collection is reasonably assured. Service revenue is recognized when services are performed and earned and collection is reasonably assured.

Cash Equivalents

Cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less. As of December 31, 2003, £62.4 million ($111.4 million) in cash was deposited on account to acquire the shares of Syltone (See Note 16). These funds were restricted for such use until the acquisition was consummated or the Company's offer to purchase such shares expired.

Inventories

Inventories, which consist of materials, labor and manufacturing overhead, are carried at the lower of cost or market value. As of December 31, 2003, $40.4 million (63%) of the Company's inventory is accounted for on a first-in, first-out (FIFO) basis, with the remaining $23.9 million (37%) accounted for on a last-in, first-out (LIFO) basis.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: buildings - 10 to 45 years; machinery and equipment - 10 to 12 years; office furniture and equipment - 3 to 10 years; and tooling, dies, patterns, etc. - 3 to 7 years.

Goodwill and Other Intangibles

Effective July 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS No. 142, relating to business combinations completed prior to July 1, 2001 became effective and were adopted by the Company. Under the provisions of this standard, intangible assets deemed to have indefinite lives and goodwill are not subject to amortization. All other intangible assets are amortized over their estimated useful lives, generally 5 to 15 years.

Goodwill and other intangible assets not subject to amortization are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This testing requires comparison of carrying values to fair values, and when appropriate, the carrying value of impaired assets is reduced to fair value. During the second quarter of 2003, the Company completed its annual impairment test and determined that no impairment existed.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to dispose.

Product Warranty

The Company's product warranty liability is calculated based primarily upon historical warranty claims experience. Management also factors into the product warranty accrual any specific warranty issues identified during the period which are expected to impact future periods and may not be consistent with historical claims experience. Product warranty accruals are reviewed regularly by management and adjusted from time to time when actual warranty claims experience differs from that estimated.

Pension and Other Postretirement Benefits

Pension and other postretirement benefit obligations and expense (or income) are dependent on assumptions used in calculating such amounts. These assumptions include the discount rate, rate of compensation increases, expected return on plan assets and expected healthcare trend rates. In accordance with GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods.

Income Taxes

The Company has determined tax expense and other deferred tax information based on the liability method. Deferred income taxes are provided to reflect temporary differences between financial and tax reporting.

Research and Development

Costs for research and development are expensed as incurred and were $2,808, $2,398 and $2,476 for the years ended December 31, 2003, 2002 and 2001, respectively.

Financial Instruments

There were no off-balance sheet derivative financial instruments as of December 31, 2003 or 2002.

Stock-Based Compensation

As allowed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures its compensation cost of equity instruments issued under employee compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and related interpretations. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment to SFAS No. 123," to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Under APB No. 25, no compensation cost was recognized for the Company's stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards outstanding during 2003, 2002 and 2001 consistent with the provisions of this Statement, the Company's net income and earnings per share would have been as shown in the table below:

	Year ended December 31,		
	2003	2002	2001
Net income, as reported	**$20,643**	19,602	22,024
Less: Total stock-based employee compensation expense determined under fair value method, net of related tax effects	**(1,252)**	(1,274)	(1,293)
Pro forma net income	**$19,391**	18,328	20,731
Basic earnings per share, as reported	**$ 1.29**	1.24	1.42
Basic earnings per share, pro forma	**$ 1.21**	1.16	1.33
Diluted earnings per share, as reported	**$ 1.27**	1.22	1.40
Diluted earnings per share, pro forma	**$ 1.19**	1.14	1.31

Compensation costs charged against income (net of tax) for restricted stock issued under the Company's Incentive Plan totaled $0.2 million in 2003. There were no restricted stock awards in 2002 or 2001.

Comprehensive Income

Items impacting the Company's comprehensive income, but not included in net income, consist of translation adjustments, including realized and unrealized gains and losses (net of income taxes) on the foreign currency hedge of the Company's investment in a foreign subsidiary and additional minimum pension liability (net of income taxes). See Note 7 for further discussion of additional minimum pension liability adjustments.

New Accounting Standards

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an Amendment of FASB Statement No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted SFAS No. 148 and included the required disclosures above.

In December 2002, the Emerging Issues Task Force issued EITF 00-21, "Revenue Arrangements with Multiple Deliverables." This issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to

separately account for some or all of the deliverables. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This issue does not change otherwise applicable revenue recognition criteria. This issue is applicable for revenue arrangements beginning in the third quarter of 2003. The Company has adopted the provisions of EITF 00-21, which did not have a material impact on its financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, which addresses consolidation by business enterprises of variable interest entities. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the interest entities do not effectively disperse risks among the parties involved. This interpretation applies to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has no variable interest entities and has adopted this statement, which did not have a material impact on its financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted this statement, which did not have a material impact on its financial statements.

In December 2003, the FASB issued SFAS No. 132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement requires additional disclosures about plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the statement also requires disclosures of various elements of pension and other postretirement benefit costs on an interim basis. The Company has adopted SFAS No. 132 (revised) and included the required disclosures in Note 7 to the Consolidated Financial Statements.

Note 2: Acquisitions

In August 2003, the Company paid $2.4 million to acquire certain assets and assume certain liabilities of a small machine shop operation in Odessa, Texas. This operation services and repairs well stimulation and drilling pumps serving the Permian Basin and thus, its financial results were included in the Pump Products segment from the date of acquisition. There are no additional contingent payments or commitments related to this acquisition. The amounts assigned to goodwill and other intangible assets were inconsequential.

During 2001, the Company's Compressed Air Products segment completed two acquisitions. Effective September 10, 2001, the Company acquired certain assets and stock of Hoffman Air and Filtration Systems ("Hoffman"). Hoffman, previously headquartered in Syracuse, New York, manufactures and distributes multistage centrifugal blowers and vacuum systems, primarily for wastewater treatment and industrial applications. Effective September 1, 2001, the Company also acquired certain assets and stock of the Hamworthy Belliss & Morcom compressor business ("Belliss & Morcom"). Belliss & Morcom is headquartered in Gloucester, England and manufactures and distributes lubricated and oil-free reciprocating air compressors for a variety of applications. The aggregate purchase price, net of cash acquired, was approximately $83 million for these acquisitions. There are no additional contingent payments or commitments related to these acquisitions. The purchase price of each acquisition has been allocated primarily to receivables; inventory; property, plant and equipment; intangible assets (other than goodwill); and accounts payable and accrued liabilities, based on their respective fair values at the date of acquisition and resulted in aggregate costs in excess of net assets acquired of approximately $58 million.

The following table summarizes supplemental pro forma information as if the Hoffman and Belliss & Morcom acquisitions had been completed on January 1, 2000:

	Year ended December 31, 2001 (Unaudited)
Revenues	$481,285
Net income	23,618
Diluted earnings per share	$ 1.50

The unaudited pro forma information has been presented for comparative purposes and does not purport to be indicative of the consolidated results of operations had these transactions been completed as of the assumed date.

All acquisitions have been accounted for by the purchase method and, accordingly, their results are included in the Company's consolidated financial statements from the respective dates of acquisition. Under the purchase method, the purchase price is allocated based on the fair value of assets received and liabilities assumed as of the acquisition date.

Note 3: Inventories

	December 31,	
	2003	2002
Raw materials, including parts and subassemblies	**$33,850**	33,400
Work-in-process	**7,850**	9,077
Finished goods	**24,731**	27,630
Perishable tooling and supplies	**2,429**	2,456
	68,860	72,563
Excess of FIFO costs over LIFO costs	**(4,533)**	(5,115)
Inventories, net	**$64,327**	67,448

During 2003, 2002 and 2001, reductions in inventory quantities (net of acquisitions) resulted in liquidations of LIFO inventory layers carried at lower costs prevailing in prior years. The effect was to increase net income in 2003, 2002 and 2001 by $249, $268 and $319, respectively. It is the Company's policy to record the earnings effect of LIFO inventory liquidations in the quarter in which a decrease for the entire year becomes certain. In each of the years 2001 through 2003, the LIFO liquidation income was recorded in the fourth quarter. The Company believes that FIFO costs in the aggregate approximates replacement or current cost and thus the excess of replacement or current cost over LIFO value was $4.5 million as of December 31, 2003.

Note 4: Property, Plant and Equipment

	December 31,	
	2003	2002
Property, plant and equipment:		
Land and land improvements	**$ 8,710**	8,189
Buildings	**41,727**	41,779
Machinery and equipment	**114,594**	107,366
Tooling, dies, patterns, etc.	**13,884**	12,759
Office furniture and equipment	**14,574**	13,143
Other	**6,780**	6,099
Construction in progress	**2,612**	4,758
	202,881	194,093
Accumulated depreciation	**(127,453)**	(117,931)
Property, plant and equipment, net	**$ 75,428**	76,162

Note 5: Goodwill and Other Intangible Assets

As discussed in Note 1, the Company has adopted SFAS No. 142. This statement required, among other things, the discontinuation of goodwill amortization. Net income and basic and diluted earnings per share for the year ended December 31, 2001, adjusted to exclude goodwill amortization, are as follows:

	Year ended December 31, 2001
Reported net income	$22,024
Adjustments: goodwill amortization (net of income taxes)	3,760
Adjusted net income	$25,784
Basic earnings per share:	
Reported	$ 1.42
Adjusted	$ 1.66
Diluted earnings per share:	
Reported	$ 1.40
Adjusted	$ 1.63

The changes in the carrying amount of goodwill attributable to each business segment for the years ended December 31, 2002 and 2003 are as follows:

	Compressed Air Products	Pump Products
Balance as of January 1, 2002	$157,614	25,531
Adjustment due to finalization of purchase price allocations for businesses acquired in 2001	16,213	—
Foreign currency translation	2,403	—
Balance as of December 31, 2002	$176,230	25,531
Goodwill acquired during the year	**—**	**103**
Foreign currency translation	**3,624**	**—**
Balance as of December 31, 2003	**$179,854**	**25,634**

Other intangible assets at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003		*December 31, 2002*	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Acquired technology	**$13,312**	**$ (8,002)**	10,936	(6,853)
Other	**4,238**	**(2,264)**	4,541	(2,163)
Unamortized intangible assets:				
Trademarks	**3,057**	**—**	2,957	—
Total other intangible assets	**$20,607**	**$(10,266)**	18,434	(9,016)

The purchase price allocations for Hoffman and Belliss & Morcom were finalized during the quarter ended September 30, 2002, upon completion of valuations of the acquired, separately identifiable intangible assets (other than goodwill). Pursuant to the valuations, the fair value of separately identifiable assets was reduced from the Company's previous fair value estimates with a corresponding increase in the purchase price allocated to goodwill. The impact on amortization expense as a result of the finalization of the purchase price allocations was insignificant.

Amortization of intangible assets was $1.4 million in 2003. Amortization of intangible assets is anticipated to be approximately $3.5 million per year for 2004 through 2008. This amount includes an estimate for amortization of intangible assets with finite useful lives acquired in the Syltone acquisition. See Note 16 for further information on the Syltone acquisition.

Note 6: Accounts Payable and Accrued Liabilities

	December 31,	
	2003	2002
Accounts payable - trade	**$39,691**	35,385
Salaries, wages and related fringe benefits	**14,661**	11,831
Product warranty	**6,635**	7,060
Product liability, workers' compensation and other insurance	**5,046**	5,127
Other	**18,048**	17,306
Total accounts payable and accrued liabilities	**$84,081**	76,709

A reconciliation of the changes in the product warranty liability for the years ended December 31, 2002 and 2003 is as follows:

Balance as of December 31, 2001	$ 7,578
Product warranty accruals	5,281
Settlements	(6,126)
Other (primarily foreign currency translation)	327
Balance as of December 31, 2002	$ 7,060
Product warranty accruals	**5,420**
Settlements	**(6,171)**
Other (primarily foreign currency translation)	**326**
Balance as of December 31, 2003	**$ 6,635**

Note 7: Pension and Other Postretirement Benefits

The Company sponsors retirement plans covering substantially all employees. Benefits are provided to employees under defined benefit pay-related and service-related plans, which are generally noncontributory. Annual Company contributions to domestic retirement plans equal or exceed the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Consistent with the practice in Germany, the retirement plans covering the employees of the Company's Wittig operation in Germany are unfunded and the full amount of the pension benefit obligation is included as an accrued benefit liability on the Consolidated Balance Sheets.

With respect to the 2001 Hoffman acquisition, the accumulated benefit obligation and plan assets related to the defined benefit plans, covering substantially all full-time employees, were transferred to the Company pursuant to the purchase agreement. With regard to the 2001 Belliss & Morcom acquisition, the majority of the employees are based in the United Kingdom and are provided retirement benefits under a contributory defined benefit pay and service related plan. Under the Company's purchase agreement, these employees were allowed to continue to participate in the seller's benefit plan for a period of up to one year from the acquisition date. Within this one-year timeframe, the Company established a similar retirement plan arrangement allowing employees the option of transferring their accumulated benefit. The purchase agreement also required the transfer from the seller's plan of plan assets in excess of the transferred accumulated benefit obligation. As of December 31, 2002, the Company had not received this transfer and thus an estimate of this receivable was included in the reconciliation of fair value of plan assets table presented below. During 2003, the Company settled this receivable resulting in adjustments to the benefit obligation and fair value of plan assets for non-U.S. pension plans. These adjustments are included on the "acquisitions" line in the reconciliation table below.

Due to the significant declines in the financial markets, the fair value of the plan assets of certain of the Company's funded defined benefit pension plans was less than their accumulated benefit obligation at December 31, 2002. As a result, the Company recorded a non-cash charge to stockholders' equity (accumulated other comprehensive loss) in the amount of $8.5 million (net of income taxes of $5.0 million), in the fourth quarter of 2002. During 2003, the financial markets and the assets of the Company's funded benefit pension plans experienced significant gains. As a result, the Company recorded a credit to accumulated other comprehensive income of $3.3 million (net of income taxes of $1.7 million) to reduce its additional minimum pension liability.

The Company also sponsors defined contribution plans. Benefits are determined and funded annually based on terms of the plans or as stipulated in a collective bargaining agreement. Certain of the Company's full-time salaried and nonunion hourly employees are eligible to participate in Company-sponsored defined contribution savings plans, which are qualified plans under the requirements of Section 401(k) of the Internal Revenue Code. The Company's matching contributions to the savings plans are in the form of the Company's common stock.

The full-time salaried and hourly employees of the Company's operations in Finland have pension benefits, which are guaranteed by the Finnish government. Although the plans are similar to defined benefit plans, the guarantee feature of the government causes the substance of the plans to be defined contribution. Therefore, the discounted future liability of these plans is not included in the liability for defined benefit plans, but the expense for the Company's contribution is included in the pension benefit cost for defined contribution plans.

Domestic salaried employees who retired prior to 1989, as well as certain other employees who were near retirement and elected to receive certain benefits, have retiree medical, prescription and life insurance benefits. All other active salaried employees do not have postretirement medical benefits. The hourly employees have

separate plans with varying benefit formulas. In all cases, however, currently active hourly employees, except for certain employees who are near retirement, will not receive healthcare benefits after retirement. All of the Company's postretirement medical plans are unfunded.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") became law in the U.S. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of its benefit obligations or costs. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, will be adopted by the Company to the extent applicable.

The following tables provide a reconciliation of the changes in both the pension and other postretirement plans benefit obligations and fair value of assets over the two-year period ended December 31, 2003, and a statement of the funded status as of December 31, 2003 and 2002:

	Pension Benefits					
	U.S. Plans		Non-U.S. Plans		Postretirement Benefits	
	2003	2002	**2003**	2002	**2003**	2002
Reconcilation of benefit obligation						
Obligation at January 1	**$ 55,176**	54,235	**$ 26,997**	3,147	**$ 28,391**	30,371
Service cost	**1,977**	2,188	**1,539**	1,301	**12**	17
Interest cost	**3,400**	3,629	**1,447**	1,331	**1,685**	1,939
Actuarial loss (gain)	**2,133**	(214)	**3,640**	3,237	**139**	(1,154)
Employee contributions	**—**	—	**415**	372	**—**	—
Benefit payments	**(4,668)**	(4,662)	**(928)**	(182)	**(2,563)**	(2,272)
Acquisitions	**—**	—	**(2,667)**	15,270	**—**	(510)
Effect of foreign currency exchange rate changes	**—**	—	**3,458**	2,521	**—**	—
Obligation at December 31	**$ 58,018**	55,176	**$ 33,901**	26,997	**$ 27,664**	28,391
Reconciliation of fair value of plan assets						
Fair value of plan assets at January 1	**$ 40,539**	50,198	**$ 18,358**	—		
Actual return on plan assets	**7,304**	(5,527)	**3,891**	(893)		
Acquisitions	**—**	—	**(996)**	17,196		
Employer contributions	**1,130**	529	**39**	92		
Employee contributions	**—**	1	**415**	372		
Benefit payments	**(4,668)**	(4,662)	**(857)**	(182)		
Effect of foreign currency exchange rate changes	**—**	—	**2,209**	1,773		
Fair value of plan assets at December 31	**$ 44,305**	40,539	**$ 23,059**	18,358		
Funded status						
Funded status at December 31	**$(13,713)**	(14,639)	**$(10,842)**	(8,637)	**$(27,664)**	(28,391)
Unrecognized transition liability	**9**	13	**—**	—	**—**	—
Unrecognized prior-service cost	**(537)**	(623)	**—**	—	**(744)**	(1,349)
Unrecognized loss (gain)	**8,989**	11,314	**6,329**	6,766	**(6,082)**	(7,180)
Accrued benefit liability	**$ (5,252)**	(3,935)	**$ (4,513)**	(1,871)	**$(34,490)**	(36,920)

The total pension and other postretirement accrued benefit liability is included in the balance sheets in the following captions:

	December 31,	
	2003	2002
Deferred income taxes	**$ 3,298**	4,975
Accounts payable and accrued liabilities	**(2,380)**	(2,381)
Postretirement benefits other than pensions	**(32,110)**	(34,539)
Other liabilities	**(18,218)**	(19,241)
Accumulated other comprehensive income	**5,155**	8,460
Total pension and other postretirement accrued benefit liability	**$(44,255)**	(42,726)

The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at December 31, 2003 and 2002 are as follows:

	December 31,			
	U.S. Plans		Non-U.S. Plans	
	2003	2002	**2003**	2002
Accumulated benefit obligation	**$57,890**	54,907	**$4,874**	23,061
Fair value of plan assets	**$44,305**	40,539	**$ —**	18,358

The following table provides the components of net periodic benefit expense (income) for the plans for the years ended December 31, 2003, 2002 and 2001:

	Pension Benefits						Other Postretirement Benefits		
	U.S. Plans			Non-U.S. Plans					
	2003	2002	2001	**2003**	2002	2001	**2003**	2002	2001
Service cost	**$ 1,977**	2,188	1,989	**$ 1,539**	1,301	83	**$ 12**	17	23
Interest cost	**3,400**	3,629	3,520	**1,447**	1,331	181	**1,685**	1,939	2,083
Expected return on plan assets	**(3,269)**	(4,180)	(4,441)	**(1,474)**	(1,717)	—	**—**	—	—
Amortization of transition liability	**5**	5	4	**—**	3	6	**—**	—	—
Amortization of prior-service cost	**(86)**	(86)	(86)	**—**	—	—	**(606)**	(1,206)	(1,307)
Amortization of net loss (gain)	**421**	—	2	**230**	3	—	**(958)**	(829)	(1,030)
Net periodic benefit expense (income)	**2,448**	1,556	988	**1,742**	921	270	**$ 133**	(79)	(231)
Defined contribution plans	**2,548**	2,576	2,816	**1,378**	1,281	872			
Total retirement expense	**$ 4,996**	4,132	3,804	**$ 3,120**	2,202	1,142			

The following weighted average assumptions were used to determine the benefit obligations and net periodic benefit expense (income) for pension and other postretirement plans:

	Pension and Other Postretirement Benefits					
	U.S. Plans			Non-U.S. Plans		
	2003	2002	2001	**2003**	2002	2001
Discount rate [1]	**6.5%**	6.8	7.3	**5.5%**	5.6	6.0
Rate of increase in compensation levels [2]	**5.0%**	5.0	5.0	**3.5%**	3.3	2.5
Expected long-term rate of return on assets [2]	**9.0%**	9.0	9.0	**8.3%**	8.3	N/A

(1) Net periodic benefit expense (income) is determined by the previous year's discount rate

(2) Applies only to pension plans

For measurement purposes, the annual rate of increase in the per capita cost of covered healthcare benefits assumed for 2003 was 7.3% for all participants. The rates were assumed to decrease gradually each year to a rate of 5.5% for 2010 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement medical plans. A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One-Percentage Point	
	Increase	Decrease
Effect on total of service and interest cost components of net periodic other postretirement benefit cost - increase (decrease)	7.3%	(6.5%)
Effect on the postretirement benefit obligation - increase (decrease)	7.8%	(6.9%)

With respect to its U.S. funded pension plans, the Company attempts to achieve a long-term rate of return of 9% by setting an investment policy which targets an asset portfolio split between equity (70%) and debt (30%) securities. Investment policy targets are further broken down by U.S. large cap equity securities (50%), U.S. small to medium cap securities (15%), non-U.S. equity funds (5%), U.S. investment grade debt securities (25%) and U.S. high yield debt securities (5%).

The Company's U.S. pension plans' actual weighted-average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

	2003	2002
Equity securities	**69.4%**	65.4
Debt securities	**28.6%**	34.5
Other	**2.0%**	0.1
Total	**100%**	100

The Company currently expects to contribute approximately $4 million to its U.S. funded pension plans in 2004 based upon current government regulations. Although a number of bills have recently been proposed in the U.S. Congress that could significantly affect pension funding rules, none of the current proposals would increase the Company's expected contributions in 2004.

Note 8: Stock-Based Compensation Plans

Under the Company's Long-Term Incentive Plan (the "Incentive Plan"), designated employees are eligible to receive awards in the form of stock options, stock appreciation rights, restricted stock grants or performance shares, as determined by the Management Development and Compensation Committee of the Board of Directors. An aggregate of 3,500,000 shares of common stock has been authorized for issuance under the Incentive Plan. Through December 31, 2003, the Company has granted options on 3,360,309 shares. Under the Incentive Plan, the option exercise price equals the fair market value of the common stock on the date of grant. Under the terms of existing awards, one-third of employee options granted become vested and exercisable on each of the first three anniversaries of the date of grant. The options granted to employees in 2001, 2002 and 2003 expire ten years after the date of grant.

Pursuant to the Incentive Plan, each nonemployee director was granted an option to purchase 4,500 shares of common stock on the day after the 2003 and 2002 annual meeting of stockholders. These options were granted at the fair market value of the common stock on the date of grant, become exercisable on the first anniversary of the date of grant (or upon retirement, death or cessation of service due to disability, if earlier) and expire five years after the date of grant.

The Company also has an employee stock purchase plan (the "Stock Purchase Plan"), a qualified plan under the requirements of Section 423 of the Internal Revenue Code, and has reserved 900,000 shares for issuance under this plan. In November 1999, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 90% of the fair market price of the common stock on either the offering date or the exercise date. At that time, the Stock Purchase Plan was also amended to require participants to have the purchase price of their options withheld from their pay over a one-year period. The exercise date for the 1999 offering was January 2, 2001, at which time employees elected to purchase 118,136 shares at an offering price of $10.74 per share, 90% of the fair market price on the offering date.

In November 2000, the Stock Purchase Plan was amended to permit eligible employees to purchase shares at the lesser of 85% of the fair market price of the common stock on either the offering date or the exercise date. The exercise date for the 2000 offering was January 2, 2002, at which time employees elected to purchase 68,323 shares at an offering price of $15.36 per share, 85% of the fair market price on the offering date.

In November 2001, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2000 offering. The exercise date for the 2001 offering was January 2, 2003, at which time employees elected to purchase 46,460 shares at an offering price of $17.08 per share, 85% of the fair market price on the exercise date.

In November 2002, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2001 offering. The exercise date for the 2002 offering was January 2, 2004, at which time employees elected to purchase 94,965 shares at an offering price of $12.72 per share, 85% of the fair market price on the offering date.

In November 2003, the Stock Purchase Plan was offered to eligible employees under the same provisions as the 2002 offering. The exercise date for the 2003 offering is January 3, 2005. As of December 31, 2003, employees had enrolled to purchase 78,113 shares under the 2003 offering.

A summary of the status of the Company's Incentive Plan at December 31, 2003, 2002 and 2001, and changes during the years then ended, is presented in the table and narrative below (underlying shares in thousands):

	2003		2002		2001	
	Shares	**Wtd. Avg. Exercise Price**	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding, beginning of year	**1,144**	**$17.56**	1,106	$17.26	1,071	$16.60
Granted	**264**	**17.89**	221	20.35	204	19.78
Exercised	**(13)**	**15.25**	(85)	16.37	(145)	15.08
Forfeited	**(28)**	**23.20**	(98)	21.45	(24)	23.75
Options outstanding, end of year	**1,367**	**17.54**	1,144	17.56	1,106	17.26
Options exercisable, end of year	**940**	**17.07**	776	16.54	690	16.93

The following table summarizes information about fixed-price stock options outstanding at December 31, 2003 (underlying shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/03	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Number Exercisable at 12/31/03	Wtd. Avg. Exercise Price
$ 5.00 — 10.00	201	2.4 years	$ 8.74	201	$ 8.74
10.01 — 15.00	161	5.4	12.79	161	12.79
15.01 — 20.00	802	7.3	18.47	379	18.38
20.01 — 30.00	203	4.3	26.36	199	26.47

The fair value of each option granted under the Incentive Plan and the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 2.4%, 3.0% and 3.9%; expected volatility of 35%, 35% and 36%; and expected lives of 3.8, 3.3 and 3.5 years. The valuations assume no dividends are paid. The weighted average fair values of options granted in 2003, 2002 and 2001 were $5.77, $5.84 and $6.67, respectively.

Note 9: Long-term Debt and Other Borrowing Arrangements

	December 31,	
	2003	2002
Credit Line, due 2005 (1)	**$114,000**	44,000
Term Loan, due 2007 (2)	**45,625**	48,125
Unsecured Senior Note, due 2006 (3)	**15,000**	20,000
Variable Rate Industrial Revenue Bonds, due 2018 (4)	**8,000**	8,000
Other	**6**	38
Long-term debt including current maturities	**182,631**	120,163
Current maturities of long-term debt	**16,875**	7,500
Long-term debt, less current maturities	**$165,756**	112,663

(1) The loans under this facility may be denominated in U.S. dollars or several foreign currencies. At December 31, 2003, the outstanding balance consisted of U.S. dollar borrowings of $114,000. The interest rates under the facility vary and are based on prime, federal funds and/or LIBOR for the applicable currency, and the Company's debt to adjusted income ratio. As of December 31, 2003, the rate for the U.S. dollar loan was 2.6%, and averaged 2.5% for the year ended December 31, 2003.

(2) The interest rate varies with prime, federal funds and/or LIBOR. As of December 31, 2003, this rate was 2.2% and averaged 2.3% for the year ended December 31, 2003.

(3) The interest rate of 7.3% is fixed until maturity.

(4) The interest rate varies with market rates for tax-exempt industrial revenue bonds. As of December 31, 2003, this rate was 1.3% and averaged 1.1% for the year ended December 31, 2003.

On January 20, 1998, the Company entered into a Revolving Line of Credit Agreement with an aggregate $125,000 borrowing capacity (the "Credit Line") and terminated a previous agreement. On March 6, 2002, the Company amended and restated the Credit Line, increasing the aggregate borrowing capacity to $150,000 and extending the maturity date to March 6, 2005. Subject to approval by lenders holding more than 75% of the debt, the Company may request up to two, one-year extensions. The total debt balance will be due upon final maturity. On December 31, 2003, the Credit Line had an outstanding balance of $114,000, leaving $36,000 available for future use or to issue as letters of credit.

The amended and restated agreement also provided for an additional $50,000 Term Loan. Proceeds from the Term Loan were used to retire debt outstanding under an interim credit agreement. The five-year Term Loan requires principal payments of $2,500 in years one and two, and $15,000 in years three through five. Other terms and conditions of the Term Loan are similar to those of the Credit Line.

In September 1996, the Company obtained fixed rate financing by entering into an unsecured senior note agreement for $35,000. This note has a ten-year final, seven-year average maturity with principal payments that began in 2000. The Credit Line, Term Loan and Unsecured Senior Note are unsecured and permit certain investments and dividend payments. There are no material restrictions on the Company as a result of these agreements, other than customary covenants regarding certain earnings, liquidity and capital ratios.

On April 23, 1998, the Fayette County Development Authority issued $9,500 in industrial revenue bonds, on behalf of the Company, to finance the cost of constructing and equipping a new manufacturing facility in Peachtree City, Georgia. On July 2, 2001, the Company prepaid $1,500 of principal from unused funds. The remaining principal for these industrial revenue bonds is to be repaid in full on March 1, 2018. These industrial revenue bonds are secured by an $8.1 million letter of credit.

Maturities of long-term debt for the five years subsequent to December 31, 2003 and thereafter, are $16,875, $134,000, $20,000, $3,750, $0 and $8,006, respectively.

Cash paid for interest in 2003, 2002 and 2001 was $4,498, $6,263 and $6,900, respectively.

The rentals for all operating leases were $3,818, $3,357, and $2,981 in 2003, 2002 and 2001, respectively. Future minimum rental payments for operating leases for the five years subsequent to December 31, 2003 and thereafter are $3,469, $2,766, $2,166, $1,566, $1,295 and $6,147, respectively.

Note 10: Stockholders' Equity and Earnings Per Share

At December 31, 2003 and 2002, 50,000,000 shares of $0.01 par value common stock and 10,000,000 shares of $0.01 par value preferred stock were authorized. Shares of common stock outstanding at December 31, 2003 and 2002 were 16,117,026 and 15,942,138, respectively. No shares of preferred stock were issued or outstanding at December 31, 2003 or 2002. The shares of preferred stock, which may be issued without further stockholder approval (except as may be required by applicable law or stock exchange rules), may be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by the Board of Directors. The Company has a Stockholder's Rights Plan, under which each share of Gardner Denver's outstanding common stock has an associated preferred share purchase right. The rights are exercisable only under certain circumstances and allow holders of such rights to purchase common stock of Gardner Denver or an acquiring company at a discounted price, which generally would be 50% of the respective stock's current fair market value.

The following table details the calculation of basic and diluted earnings per share:

	Year ended December 31,								
	2003			2002			2001		
	Net Income	**Wtd.Avg. Shares**	**Amt. Per Share**	Net Income	Wtd.Avg. Shares	Amt. Per Share	Net Income	Wtd.Avg. Shares	Amt. Per Share
Basic earnings per share:									
Income available to common stockholders	**$20,643**	**16,060,979**	**$1.29**	$19,602	15,854,239	$1.24	$22,024	15,552,543	$1.42
Diluted earnings per share:									
Effect of dilutive securities:									
Stock options granted and outstanding	—	**251,189**		—	187,356		—	230,582	
Income available to common stockholders and assumed conversions	**$20,643**	**16,312,168**	**$1.27**	$19,602	16,041,595	$1.22	$22,024	15,783,125	$1.40

Note 11: Income Taxes

The following table details the components of the provision for income taxes. A portion of these income taxes will be payable within one year and are therefore classified as current, while the remaining balance is deferred.

	Year ended December 31,		
	2003	2002	2001
Income taxes:			
Current:			
U.S. federal	**$2,977**	4,944	9,708
U.S. state and local	**340**	542	1,109
Non-U.S.	**611**	1,229	1,149
Current	**3,928**	6,715	11,966
Deferred:			
U.S. federal	**4,753**	2,253	622
U.S. state and local	**543**	257	71
Non-U.S.	**491**	—	—
Deferred	**5,787**	2,510	693
Provision for income taxes	**$9,715**	9,225	12,659

The following table reconciles the statutory U.S. federal corporate income tax rate to the Company's effective tax rate (as a percentage of the Company's income before income taxes):

	Year ended December 31,		
	2003	2002	2001
U.S. federal income tax rate	**35.0%**	35.0	35.0
Changes in the tax rate resulting from:			
State and local income taxes	**2.6**	2.5	3.1
Nondeductible goodwill	**—**	—	3.5
Export benefit	**(3.0)**	(2.8)	(2.3)
Other, net	**(2.6)**	(2.7)	(2.8)
Effective income tax rate	**32.0%**	32.0	36.5

	December 31,	
	2003	2002
Components of deferred tax balances:		
Deferred tax assets:		
Reserves and accruals	**$ 14,506**	15,722
Postretirement benefits other than pensions	**13,446**	14,394
Other	**3,014**	1,156
Total deferred tax assets	**30,966**	31,272
Deferred tax liabilities:		
LIFO inventory	**(3,493)**	(3,051)
Plant and equipment	**(7,763)**	(6,318)
Intangibles	**(7,698)**	(4,530)
Other	**(2,986)**	(1,311)
Total deferred tax liabilities	**(21,940)**	(15,210)
Net deferred tax assets	**$ 9,026**	16,062

For U.S. income tax purposes, the Foreign Sales Corporation (FSC) has been replaced by the Extraterritorial Income Exclusion (EIE) on the Company's U.S. export sales for 2002 and beyond. Consistent with the FSC, the EIE lowers the effective tax rate on income from U.S. export sales.

Income before income taxes of non-U.S. operations for 2003, 2002 and 2001 was $6,445, $6,611 and $5,963, respectively.

U.S. deferred income taxes are not provided on certain undistributed earnings of non-U.S. subsidiaries (approximately $28 million at December 31, 2003) because the Company intends to reinvest such earnings indefinitely or distribute them only when available foreign tax credits could significantly reduce the amount of U.S. taxes due on such distributions.

Cash paid for income taxes in 2003, 2002 and 2001 was $5,220, $6,512 and $13,814, respectively.

Note 12: Off-Balance Sheet Risk, Concentrations of Credit Risk and Fair Value of Financial Instruments

Off-Balance Sheet Risk and Concentrations of Credit Risk

There were no off-balance sheet derivative financial instruments as of December 31, 2003 and 2002.

Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Company's products are sold, as well as their dispersion across many different geographic areas. As a result, the Company does not consider itself to have any significant concentrations of credit risk as of December 31, 2003.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash and equivalents, trade receivables, trade payables and debt instruments. The book values of these instruments are not materially different from their respective fair values.

Note 13: Contingencies

The Company is a party to various legal proceedings, lawsuits and administrative actions, which are of an ordinary or routine nature. Due to the bankruptcies of several asbestos manufacturers and other primary defendants, the Company has been named as a defendant in an increasing number of asbestos personal injury lawsuits. The Company has also been named as a defendant in an increasing number of silicosis personal injury lawsuits. The plaintiffs in these suits allege exposure to asbestos or silica from multiple sources, and typically the Company is one of approximately 25 or more named defendants. In the Company's experience, the substantial majority of the plaintiffs are not impaired with a disease attributable to the alleged exposure.

Predecessors to the Company manufactured, distributed and sold the products allegedly at issue in the pending asbestos and silicosis litigation lawsuits. The Company has potential responsibility for certain contingent liabilities with respect to these products, namely: (a) air compressors which used asbestos containing components manufactured and supplied by third parties; and (b) portable air compressors used in sandblasting operations as a component of sandblasting equipment manufactured and sold by others. The sandblasting equipment is alleged to have caused the silicosis disease plaintiffs claim in these cases.

Neither the Company, nor its predecessors, ever mined, manufactured, mixed, produced or distributed asbestos fiber. The asbestos containing components used in the products at issue were completely encapsulated in a protective non-asbestos binder and enclosed within the subject products. Furthermore, the Company has never manufactured or distributed portable air compressors.

The Company has entered into a series of cost sharing agreements with multiple insurance companies to secure coverage for asbestos and silicosis lawsuits. The Company also believes some of the potential liabilities regarding these lawsuits are covered by indemnity agreements with other parties. The Company's uninsured settlement payments for past asbestos and silicosis lawsuits have been immaterial.

The Company believes that the pending, and future, asbestos and silicosis lawsuits will not, in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or liquidity, based on: the Company's anticipated insurance and indemnification rights to address the risks of such matters; the limited potential asbestos exposure from the components described above; the Company's experience that the substantial majority of plaintiffs are not impaired with a disease attributable to alleged exposure to asbestos or silica; various potential defenses available to the Company with respect to such matters; and the Company's prior disposition of comparable matters. However, due to inherent uncertainties of litigation and because future developments could cause a different outcome, there can be no assurance that the resolution of pending or future lawsuits, whether by judgment, settlement or dismissal, will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

The Company has also been identified as a potentially responsible party with respect to several sites designated for environmental cleanup under various state and federal laws. The Company does not own any of these sites. The Company does not believe that the future potential costs related to these sites will have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Note 14: Quarterly Financial Information (Unaudited)

	2003 Quarter Ended			
	March 31,	**June 30,**	**Sept. 30,**	**Dec. 31,[3]**
Revenues	**$101,491**	**109,388**	**112,061**	**116,590**
Gross margin [1]	**30,717**	**33,237**	**33,863**	**33,960**
Net income [2]	**3,520**	**5,346**	**5,277**	**6,500**
Basic earnings per share	**$ 0.22**	**0.33**	**0.33**	**0.40**
Diluted earnings per share	**$ 0.22**	**0.33**	**0.32**	**0.40**

	2002 Quarter Ended			
	March 31,	June 30,	Sept. 30,	Dec. 31,[3]
Revenues	$106,609	104,854	102,791	103,904
Gross margin [1]	32,007	33,565	32,530	30,425
Net income	4,578	5,524	4,829	4,671
Basic earnings per share	$ 0.29	0.35	0.30	0.29
Diluted earnings per share	$ 0.29	0.34	0.30	0.29

(1) Gross margin equals revenues less cost of sales.

(2) Includes $2,184 from an unrealized currency transaction gain and $1,946 in charges related to profitability improvement programs in the quarter ended December 31.

(3) Includes an increase in net income in 2003 and 2002 of $249 and $268, respectively, related to LIFO inventory liquidations.

Note 15: Segment Information

The Company is organized based on the products and services it offers. Under this organizational structure, the Company has three operating divisions: Compressor, Blower and Pump. These divisions comprise two reportable segments, Compressed Air Products and Pump Products. The Compressor and Blower Divisions are aggregated into one reportable segment (Compressed Air Products) since the long-term financial performance of these businesses are affected by similar economic conditions, coupled with the similar nature of their products, manufacturing processes and other business characteristics.

In the Compressed Air Products segment, the Company designs, manufactures, markets and services the following products and related aftermarket parts for industrial and commercial applications: rotary screw, reciprocating, sliding vane and centrifugal air compressors; and positive displacement and centrifugal blowers.

The markets served are primarily in the United States, but a growing portion of revenue is from exports and expanding European operations.

The Pump Products segment designs, manufactures, markets and services a diverse group of pumps, water jetting systems and related aftermarket products used in oil and natural gas production, well servicing and drilling and industrial cleaning and maintenance.

The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments based on income before interest expense, other income, net and income taxes. Certain assets attributable to corporate activity are not allocated to the segments. Unallocated assets consist of cash and equivalents and deferred tax assets. Intersegment sales and transfers are not significant.

Notes to Consolidated Financial Statements

(dollars in thousands, except per share amounts or amounts described in millions)

	Revenues			Operating Earnings [1]			Identifiable Assets	
	Year ended December 31,			*Year ended December 31,*			*December 31,*	
	2003	2002	2001	**2003**	2002	2001	**2003**	2002
Compressed Air Products	**$369,023**	350,036	308,028	**$27,792**	29,795	22,176	**$375,376**	368,761
Pump Products	**70,507**	68,122	111,742	**4,093**	5,193	16,100	**72,528**	68,240
Total	**$439,530**	418,158	419,770	**31,885**	34,988	38,276	**447,904**	437,001
Interest expense				**(4,748)**	(6,365)	(6,796)		
Other income, net				**3,221**	204	3,203		
Income before income taxes				**$30,358**	28,827	34,683		
General corporate							**141,829**	41,729
Total assets							**$589,733**	478,730

(1) As a result of adopting SFAS No. 142, periodic goodwill amortization ceased effective January 1, 2002 (See Notes 1 and 5). For comparability purposes, operating earnings by segment for the year ended December 31, 2001 excluding goodwill amortization were as follows:

Compressed Air Products	$25,796
Pump Products	16,860
Total	$42,656

	Year ended December 31,		
	2003	2002	2001
Income from reductions of inventory quantities resulting in liquidations of LIFO inventory layers, included in operating earnings above:			
Compressed Air Products	**$ 316**	161	459
Pump Products	**50**	233	43
Total	**$ 366**	394	502
Depreciation and amortization, included in operating earnings above:			
Compressed Air Products	**$ 11,739**	11,517	14,281
Pump Products	**2,827**	2,622	3,286
Total	**$ 14,566**	14,139	17,567
Capital expenditures:			
Compressed Air Products	**$ 8,864**	9,856	8,856
Pump Products	**3,086**	3,785	2,668
Total	**$ 11,950**	13,641	11,524
Revenues outside the United States were comprised of sales to unaffiliated companies in:			
Europe	**$ 97,198**	85,735	65,511
Asia	**39,963**	25,999	14,048
Canada	**26,972**	18,597	24,315
Latin America	**17,401**	17,773	18,186
Other	**4,404**	5,518	5,844
Total	**$185,938**	153,622	127,904

	December 31,	
	2003	2002
Property, plant and equipment by geographic area are as follows:		
United States	**$ 58,581**	61,372
Europe	**16,686**	14,672
Other	**161**	118
Total	**$ 75,428**	76,162

Note 16: Subsequent Event

On January 2, 2004, the Company effectively acquired Syltone plc ("Syltone"), previously a publicly traded company listed on the London Stock Exchange. The purchase price of £61.2 million (approximately $109.2 million) including assumed bank debt (net of cash acquired) was paid in the form of cash (£43.1 million), new loan notes (£5.2 million) and the assumption of Syltone's existing bank debt, net of cash (£12.9 million). The cash portion of the purchase price was funded from the Company's existing revolving credit line and cash reserves. The loan notes are unsecured and bear interest payable every six months, in arrears, at a rate per annum of one-half of one percent below the British pound based London Interbank Offered Rate for six-month deposits. The loan notes are redeemable at par at the option of the loan noteholder, in whole or in part, on any interest payment date falling on or after December 31, 2004. If at any time the aggregate nominal amount of all loan notes outstanding is £0.5 million or less, the Company has the right to redeem all of the outstanding loan notes. Any loan notes outstanding on June 30, 2009 will be redeemed in full, together with interest on that day.

Syltone, headquartered in Bradford, United Kingdom ("U.K."), is one of the world's largest manufacturers of equipment used for loading and unloading liquid and dry bulk products on commercial transportation vehicles. This equipment includes compressors, blowers and other ancillary products that are complementary to the Company's product line. Syltone is also one of the world's largest manufacturers of fluid transfer equipment (including loading arms, swivel joints, couplers and valves) used to load and unload ships, tank trucks and rail cars. Syltone generated revenues and operating profit (in accordance with accounting principles generally accepted in the U.K.) of £84.4 million and £6.3 million, respectively (approximately $151.1 million and $11.3 million, respectively as calculated using the December 31, 2003 exchange rate of $1.79/£) for the twelve months ended September 30, 2003. Syltone's largest markets are Europe and North America, which represent approximately 67% and 20% of its revenues, respectively. Of the total sales to Europe, approximately 38% are to the U.K., 18% to France, 11% to Germany and 33% to other European countries. Approximately 70% of Syltone's revenues are generated through transportation-related activities while the remaining 30% are derived from fluid transfer-related activities.

This acquisition will be accounted for by the purchase method and accordingly, its results will be included in the Company's consolidated financial statements from the date of acquisition. The aggregate purchase price (including direct acquisition costs) has been allocated primarily to receivables ($34,400); inventory ($21,900); property, plant and equipment ($36,000); intangible assets ($80,000); accounts payable and accrued liabilities ($34,900); bank debt, net ($23,000); net deferred income tax liabilities ($3,600) and other long-term liabilities ($21,000), based on their estimated fair values at the date of acquisition. This allocation reflects the Company's preliminary estimates of the purchase price allocation and is subject to change upon completion of appraisals in 2004. Further, other assets and liabilities may be identified to which a portion of the purchase price will be allocated. A detailed analysis also has not yet been performed to identify and measure any adjustments that may be necessary to conform Syltone's accounting policies with the Company's accounting policies.

The following table summarizes the preliminary fair values of the intangible assets acquired in the Syltone acquisition:

Amortized intangible assets:	
Customer lists and relationships	$19,500
Other	2,600
Unamortized intangible assets:	
Goodwill	49,000
Trademarks	8,900
Total intangible assets	$80,000

The preliminary weighted average amortization period for customer lists and relationships and other amortized intangible assets is 20 years and 5 years, respectively.

The total amount of goodwill that is expected to be deductible for tax purposes is not anticipated to be significant given the stock nature of the acquisition. The assignment of goodwill to reporting segments has not been finalized.

Stockholder Information

Stock Information

Gardner Denver's common stock has traded on the New York Stock Exchange since August 14, 1997, under the ticker symbol GDI. Prior to this date, the Company's common stock traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol GDMI. The quarterly high and low sales prices for the Company's common stock for the two most recent years, as reported by the New York Stock Exchange, are as follows:

	2003 Quarter Ended			
	March 31,	**June 30,**	**September 30,**	**December 31,**
High	**20.44**	**20.80**	**25.10**	**24.99**
Low	**16.35**	**18.10**	**20.05**	**19.95**

	2002 Quarter Ended			
	March 31,	June 30,	September 30,	December 31,
High	25.25	28.00	21.00	21.39
Low	19.55	18.34	15.00	14.34

As of March 5, 2004, there were approximately 8,040 holders of record of Gardner Denver's common stock.

Dividends

Gardner Denver has not paid a cash dividend since its spin-off from Cooper Industries, Inc. in April 1994. The cash flow generated by the Company is currently utilized for debt service and capital accumulation and reinvestment.

Transfer Agent and Registrar

National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900
(800) 622-6757
(216) 257-8508 (facsimile)
e-mail address: shareholder.inquiries@nationalcity.com

Stock Purchase Plan

National City Bank sponsors and administers an Open Enrollment Stock Purchase Plan for the direct purchase and sale of Gardner Denver's common stock. Plan information may be obtained from:

National City Bank
Reinvestment Services
P.O. Box 94946
Cleveland, OH 44101-4946
(800) 622-6757
(216) 257-8367 (facsimile)

News Releases and SEC Filings

Gardner Denver's news releases, including the quarterly earnings releases, and Securities and Exchange Commission filings, are available by visiting the investor relations area of our website at **www.gardnerdenver.com.**

Quarterly Conference Call Webcasts

Gardner Denver anticipates issuing earnings press releases on April 28, July 28 and October 27, 2004. Associated conference calls will be held on the following mornings. You may access a webcast of these calls through the investor relations area of our website at **www.gardnerdenver.com**. Replays of the calls will be available for ninety days.

Form 10-K

A copy of the annual report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, upon written request to the Corporate Secretary at the Company's address indicated below.

Annual Meeting

The 2004 Annual Meeting of Stockholders will be held on May 4 at the Quincy Country Club, 2410 State Street, Quincy, IL, starting at 1:30 p.m.

Corporate Offices

Gardner Denver, Inc.
1800 Gardner Expressway
Quincy, IL 62305
(217) 222-5400
e-mail address: **mktg@gardnerdenver.com**
website address: **www.gardnerdenver.com**

Board of Directors and Corporate Officers

Board of Directors

Ross J. Centanni
Chairman, President and Chief Executive Officer
Gardner Denver, Inc.

Donald G. Barger, Jr.
Senior Vice President and Chief Financial Officer
Yellow Roadway Corporation

Frank J. Hansen
President and Chief Executive Officer (retired)
IDEX Corporation

Raymond R. Hipp
Chairman, President and Chief Executive Officer (retired)
Alternative Resources Corporation

Thomas M. McKenna
President (retired)
United Sugars Corporation

Diane K. Schumacher
Senior Vice President, General Counsel and Secretary
Cooper Industries, Inc.

Richard L. Thompson
Group President and Executive Office Member
Caterpillar Inc.

Lead Non-Employee Director

Frank J. Hansen

Board Committees

Audit and Finance

Donald G. Barger, Jr., Chairperson
Frank J. Hansen
Raymond R. Hipp

Management Development and Compensation

Richard L. Thompson, Chairperson
Thomas M. McKenna
Diane K. Schumacher

Nominating and Corporate Governance

Diane K. Schumacher, Chairperson
Thomas M. McKenna
Richard L. Thompson

Corporate Officers

Ross J. Centanni
Chairman, President and Chief Executive Officer

Michael S. Carney
Vice President and General Manager,
Blower Division

Helen W. Cornell
Vice President and General Manager,
Fluid Transfer Division and Operations Support

Tracy D. Pagliara
Vice President, Administration, General Counsel and Secretary

Daniel C. Rizzo, Jr.
Vice President and Corporate Controller

Philip R. Roth
Vice President, Finance and Chief Financial Officer

Randall E. Schwedes
Treasurer

J. Dennis Shull
Vice President and General Manager,
Compressor Division

Richard C. Steber
Vice President and General Manager,
Pump Division

Gardner Denver, Aqualine, Belliss & Morcom, Champion, Hoffman, Lamson, MultiPilot, Syltone, Tamrotor, Wittig and their related trademark designs and logotypes are service/trademarks and/or trade names of Gardner Denver, Inc., its subsidiaries or investments. Stora Enso and W.W. Grainger, Inc. and their related trademarks and logotypes used within this Annual Report are the trade names, service/trademarks and/or logotypes of the respective companies.



GARDNER DENVER, INC.

1800 GARDNER EXPRESSWAY
QUINCY, IL 62305
www.gardnerdenver.com